UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------


                                 FORM 10-SB/A 1
                         -------------------------------



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                SMALL BUSINESS ISSUERS Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                 (Name of Small Business Issuer in its charter)


               Nevada                                       91-1955323
               ------                                       ----------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                     Identification Number)



          516 W. Sprague Ave., Spokane, WA                 99201
         ----------------------------------              ----------
        (Address of principal executive offices)         (zip code)


                                 (509)-744-8590
                            Issuer's Telephone Number



           Securities to be registered under section 12(b) of the Act:

        Title of Each Class                 Name on each exchange on which
         to be registered                   each class is to be registered
         ----------------                   ------------------------------



           Securities to be registered under section 12(g) of the Act:

                          Common Stock, $.001 par value
                                (Title of Class)

                                Table of Contents

Part I         ............................................................... 3


Item 1.        Description of Business........................................ 3
Item 2.        Management's Discussion and Analysis or Plan of Operation......14
Item 3.        Description of Property........................................16
Item 4.        Security Ownership of Management and Others
                   and Certain Security Holders...............................16
Item 5.        Directors, Executives, Officers, Promoters and Control Persons.17
Item 6.        Executive Compensation.........................................18
Item 7.        Certain Relationships and Related Transactions.................19
Item 8.        Description of Securities......................................19

Part II        ...............................................................19

Item 1.        Market Price of and Dividends of the Registrant's Common Equity
                   and Other Shareholder Matters..............................19
Item 2.        Legal Proceedings..............................................20
Item 3.        Changes in and Disagreements with Accountants..................21
Item 4.        Recent Sales of Unregistered Securities........................21
Item 5.        Indemnification of Directors and Officers......................21


Part F/S       ...............................................................25

Item 1.        Financial Statements...........................................25

Part III       ...............................................................49

Item 1.        Index to Exhibits..............................................49


Signature Page............................................................... 49

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto which appear later in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "we" or "us" or "our"' and
"historical-autographs.com" refer to Historical Autographs U.S.A., Inc., a Nevada corporation, (b) the "Web" refers to the World Wide Web and (c) the "site" refers to our Web site.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

The Registrant, Historical Autographs U.S.A., Inc., cautions readers that certain important factors may affect our actual results. These factors could cause such results to differ materially from any forward-looking statements deemed to have been made in this Document or that are made by or on behalf of the Registrant. For this purpose, any statements in this Document that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers. These statements pertain to, among other things:
(i) trends affecting our financial condition or results of operations for our limited history; (ii) our business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) our financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, dependence on continued growth in the use of the Internet, our limited experience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies additional factors that could adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Registrant are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in our filings with the Securities and Exchange Commission.

A.  THE COMPANY, ORGANIZATION AND INITIAL CAPITAL STRUCTURE

Historical Autographs U.S.A., Inc. was organized by filing its Articles of Incorporation in the State of Nevada on February 1, 1999. We are an e-Commerce company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental, political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others.

We market historical documents over the Internet, through our Web site, http://www.historical-autographs.com. We have had minimal operations and very limited revenues. From inception the Company has accumulated an operating deficit of $2,985. For the year ended December 31, 2000, our gross revenues were $85,451 from the sale of seven documents with an average single document sale price of $12,121. Accordingly, we have realized only minimal revenue from sales and had a net income of $5,260 for the year ended December 31, 2000. Our executive offices are located at 516 W. Sprague Ave., Spokane, WA 99201 and our telephone and facsimile numbers are (509) 744-8590 and (509) 623-0121, respectively.

Our original Articles of Incorporation authorize the issuance of thirty million (30,000,000) shares of stock, including twenty five million (25,000,000) shares of common stock at par value $0.001 per share and five million (5,000,000) shares of Preferred stock at par value $0.001 per share.

We were incorporated on February 1, 1999, in the state of Nevada under the name Historical Autographs U.S.A., Inc. In connection with our formation, a total of five hundred thousand (500,000) shares of common stock were purchased by our President and Secretary, on February 15, 1999. On April 20, 1999, we completed a private placement of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. During this offering, we sold eighty five thousand (85,000) shares of the Company's common stock to forty-four (44) unaffiliated shareholders at the private placement offering price of $1.00 per share. On March 12, 1999, we filed an original Form D with the Securities and Exchange Commission regarding this offering.

As of December 31, 2000 and the date of this filing, the Company has five hundred eighty five thousand shares (585,000) shares of its $0.001 par value common voting stock issued and outstanding. These shares are held by forty-seven
(47) shareholders of record, including the President and Corporate Secretary.

B.  BUSINESS OF ISSUER

1.   General
     -------

Historical Autographs U.S.A., Inc. is an e-Commerce based Company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others. Most of the documents were written or executed by persons now deceased however, a number were written or executed by persons still living, particularly in the entertainment, sports and political arenas.

2.   Principal Products and Services
     -------------------------------

As of June 30, 2001 our inventory consists of approximately 20 different documents, with an inventory cost of $82,790, including photographs and signatures of entertainers; letters, documents and signatures of political figures; letters and signatures of scientists; and, signatures of historic sports figures. Retail sales of documents are primarily facilitated through our web site: http://www.historical-autographs.com.


Since inception we have incurred relatively low research and development costs. Research and development costs since inception can be attributed to finding suitable products that offer the Company potential for revenues and profits and, to the design and development of our web site, as we market these products through our Web site. For the year ending December 31, 1999 we incurred research and development costs of approximately $500. For the year ending December 31, 2000 we did not incur research and development costs. To date, during the year 2001, we have incurred research and development costs of approximately $188 related to the updating of our web site.

Historical Autographs U.S.A., Inc. does, however, plan to further market its Web site, develop and/or enhance its brands, implement and execute its business and marketing strategies successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided that we can generate sales and profit. We also need to continue to identify products that achieve market acceptance by its users and e-Commerce customers. We are optimistic that additional development activities will come to fruition and, if we are successful in accomplishing these things, that our business activities will be augmented as a result.


We purchase documents principally at auctions, from private collectors, dealers in historical documents, estates and various individuals who are not collectors but are in possession of documents. These avenues of supply are likely to continue to be our main sources of inventory. We hope to create a brand synonymous with a large selection including a wide variety of document types from well-known individuals, both historic and contemporary. Other than this general mission, we have no established criterion or procedures for selecting merchandise.


Documents are  preserved  and  protected as works of art in accordance  with the standards established for archival preservation. By utilizing Mylar encapsulation materials, matting and protective coverings that are characteristically acid-free and protect against organic acids, and by suspending framed documents behind UF3-AR Plexiglas, which filters up to 94% of the harmful ultraviolet light, the longevity of the documents are preserved. Documents are generally framed with a picture of the signatory, biographical and historical literature about the signatory and, in some cases, with memorabilia related to the documents.

In order to catalogue our diverse inventory, we utilize a computerized inventory control system. The computer system allows us to quickly identify each and every document in inventory. This system also allows our employees to obtain brief descriptions of the documents. In addition, we are able to obtain digital images of the documents from our web site to exhibit to customers.

We are primarily an Internet based company and generate the majority of revenue from this source. In addition, our physical office is located in the downtown business district of Spokane, WA. At this location, 516 W Sprague Ave, Spokane, WA 99201, many of our framed documents are on display. In this way, we offer a means for a customer to view a document first hand, prior to purchase.


3.   Marketing
     ---------

Our marketing efforts principally target individuals who have appreciated or collected antiques, paintings, lithographs, other works of art and collectibles, but who may not be aware of the availability of historical documents for purchase. In addition, autograph and document collectors, interior decorators, interior designers, private clients and corporations are being targeted as these groups may have an appreciation for historical documents displayed in aesthetically pleasing presentations.


We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site originating from our Corporate Headquarters. We have contracted with a local Web Designer and Internet Service Provider (ISP), Interlink Advantage (previously Northwest Advantage) for the development and hosting of our retail web site. In June of 1999 we signed an agreement with Interlink Advantage, 418 E Pacific Ave, Spokane, WA 99202 for the development of our web site. Interlink Advantage designed our site based upon literature and dialogue provided by our management. The total development costs for web site design and development was $860.00.

Interlink Advantage has hosted our web site since its launch in August of 1999 at a rate of $39.95 per month. The terms of our agreement are standard, in that we are to adhere to any and all applicable laws of the States of WA, ID, MT and the US Federal Government; that we are to make timely payments or face possible deactivation of the Domain Hosting Account; and that any information submitted for publication on Interlink Advantage servers will not violate or infringe upon any copyright, trademark, patent, statutory, common law or proprietary rights of others, or contain anything libelous or harmful. The agreement does not provide any term of duration, and the agreement may be cancelled at any time with written notice to Interlink Advantage. A copy of the Account Agreement has been submitted for filing herewith.

Upon accessing our site, interested parties are able to read about our Company, browse the majority of inventory items and place orders. Currently, fourteen
(14) of our pieces can be viewed in our gallery at http://www.historical-autographs.com/gallery.htm. Utilizing the Internet has allowed us to market historical documents on a global basis.

At the current time, we run a cash business. That is to say that our customers place orders in person, via telephone, or over the Internet and are expected to remit payment by personal check, cashier's check or money order prior to delivery of a document. This payment processing procedure is disclosed on our order form page (http://www.historical-autographs.com/order.htm) and reads: "You will be asked to mail a personal check, cashier's check, or money order for the full amount of your purchase. As soon as we receive payment on your check, your purchase will be sent." Due to the expense associated with secure credit card transactions, we do not accept credit card orders via the web site. We do plan to instigate the use of a credit card payment system in the future, however, due to capital constraints and our limited inventory we do not feel it is our best interest to incur such an expense at this time. At such time as we are able to raise additional operating capital and augment our inventory we will implement a credit card payment option. Management cannot, however, anticipate when this will occur.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. This marketing effort is aimed at attracting persons who have not necessarily had an awareness of the existence of historical documents available for private sale. At the present time, management has agreed upon a plan concerning our direct sales approach. In this regard, we will need to undertake an assessment of local and national business and social demographics. Our demographic research will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. When we are in a position to conduct this research we will seek the services of a marketing/public relations firm. We are uncertain, at this time, which local or national firm we will secure to undertake such a demographic study. Due to capital constraints, we cannot implement our proposed direct sales approach at this time. At such time as we are able to raise additional operating capital through the sale of inventory, loans from third parties or potential future sale of additional securities, we will seek out a marketing/public relations firm to conduct demographic research and compose contact lists in our market. Management does not have a plan for the sale of additional securities nor does it plan to incur loans from third parties at this time. Because implementation of the direct sales approach relies, then, on sales of our inventory we cannot anticipate when a demographic study will be undertaken.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. We have no agreements with third party website operators or portals to provide links to our site. Since we have no such agreements or arrangements there are no "principal terms" to describe nor agreements or arrangements to be filed as material contracts. Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com; FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola, among others. It is our understanding, per the terms listed on Entireweb's site at the time of enrollment, that our web URL will be submitted to and listed with the abovementioned search engines. No physical agreement was signed by either party. Submission was accomplished on July 30, 2001, electronically, via the Entireweb.com site. Generally, our sales and marketing and, in large part, revenues have been dependent on our web site, word of mouth and reputation.


4.   Status of Any Announced New Product or Service
     ----------------------------------------------

We do not have any announced new product or service.

5.   Competition
     -----------

We do not regard the business of marketing historical documents as a definable industry.

There are many historical document dealers who are only part-time operators located in homes without an established commercial location. The remaining dealers are located in commercial office buildings or have retail space in metropolitan areas.

We compete primarily with art galleries, antique stores and sellers of other collectible items, as well as dealers in historical documents. In addition, certain department stores and other retail outlets offer framed documents, usually as part of an overall effort to market antiques and other specialty items.


In the past several years, many autograph dealers have either closed their retail gallery operations and/or are attempting to sell their inventories through an auction format. In addition, many of the upscale malls and gallery operators are re-merchandising for middle-market masses as the consumer looks for warehouse shopping. This is to say that as the middle class consumer population continues to increase, as a percentage of the historical document market, so does the desire of operators to find products which can they can purchase in quantity and offer at lower costs. We believe, as a product of our own observations, that upscale malls and retailers are re-merchandising to include lower priced autographs and collectibles. Such re-merchandising negatively impacts our business because the market becomes flooded with low priced, low quality documents. We wish to continue stocking and offering only rare, high-end documents.


The principal sources for documents are auctions held in the United States and abroad, private collectors, dealers in historical documents, estate sales, and the recipients of documents and/or their families. In the event prices for historical documents increase materially, our ability to acquire documents and, in turn, our ability to market such newly acquired documents to the general public, may be adversely affected. However, if prices for historical documents significantly increase, the resale/wholesale value of our 30-document inventory would be positively affected.

The market for selling historical documents over the Internet is relatively new, rapidly evolving and competitive. We expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at relatively low costs using commercially available software. We potentially compete with a number of other companies marketing similar historical documents, letters, photographs, and memorabilia over the Internet. Pressures created by our competitors could have a material adverse effect on our business, results of operations and financial condition. We believe that the principal competitive factors in our market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development or may try to attract traffic by offering incentives such as free products and/or services. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company brand. There can be no assurance that we will be able to compete successfully against current and future competitors.


Relative to other companies that market historical documents, management believes that it is a small, relatively new competitor with relatively fewer resources to compete. Per our review of competitors' web sites, we've found that larger, better-funded companies have considerably larger inventories. In addition, these companies have more ability to advertise with major search engines and on other third party web sites, ensuring exposure to the general public. Many have also established an on-line auction format, which gives them another arena for retail sales.


As a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions. Such decisions or acquisitions could have a material adverse effect on our business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase competitive pressures on the Company by enabling our competitors to offer products at a lower cost. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to retail services that compete with us. Although we plan to establish arrangements with online services and search engine companies, there can be no assurance that arrangements can be initially established, will be renewed on commercially reasonable terms or that they will otherwise bring traffic to our web site. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors or charge us substantial fees for inclusion. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

6.   Risk Factors
     ------------

The following risks and uncertainties could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results.

     (a) Certificates of Authenticity: Non-authentic Documents and Potential Liability

Documents in our inventory are frequently acquired with guarantees from the sellers. In order to verify authenticity the Company may also: (a) utilize information provided by the seller as to a documents transfer of ownership; (b) subject the documents to our own expert examination; (c) employ outside experts available to it to examine the documents; or (d) use other means.


We honor the Certificates of Authenticity provided by our vendors. Therefore, we have an obligation to refund to the customer the purchase price paid if any document is proven non-authentic. Should our determination of authenticity of documents be erroneous, we would, as a consequence, likely suffer a loss unless redress by the Company against the seller of the documents could be obtained. We do not carry any insurance and are currently not aware of any entity that would offer or underwrite such insurance at commercially reasonable rates to protect us against a loss arising from either the purchase of documents lacking authenticity or claims by customers for recovery against the Certificates of Authenticity. Currently, there are no claims against us and there have been no claims made against the Company pursuant to the Certificates of Authenticity. We have not established a reserve against the risk of forgery or against any exposure under the Certificates of Authenticity.


     (b)  Limited Operating History

Historical Autographs U.S.A., Inc. was incorporated in the State of Nevada on February 1, 1999. We have a limited operating history upon which an evaluation of our Company, our current business and our prospects can be based. We have had minimal operations and very limited revenues. For the year ending December 31, 2000, we sold 7 inventory pieces for a net income of $5,260. Since inception, we have accumulated an operating deficit. Due to our limited operating history many risks, expenses and problems are possible and must be considered. Potential risks facing our company include, without limitation:

     - our ability to manage our operations, including the amount and timing of capital expenditures and other costs relating to the expansion of operations;
     - our inability to attract, retain and motivate qualified personnel and general economic conditions;
     - our ability to attract new clientele; and
     - the continued availability of products at economically feasible prices.


     (c)  Going Concern

Our auditors have placed the following "going concern" warning in their audit opinion: "the accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."


If the company continues as a going concern and does not realize a profit, most if not all shareholder will lose their investment.

If the company were to liquidate, its assets may not be liquidated for the amounts on our balance sheet. Liabilities are fairly stated and any future liabilities incurred are expected to be minimal.

Cash at the balance sheet date would cover less than one month. The company is dependent upon sales of its inventory. The company expects to easily generate sales of existing inventory the funds necessary to sustain minimal operations (approximately $1,200 per month) through the next year. In order to finance minimal monthly expenditures, purchases of replacement inventory and payment of debt, the company will need to generate approximately $60,000 to $90,000 in the next year.


     (d)  Anticipated Losses for the Foreseeable Future


We have incurred a net operating loss from inception to date and believe that the Company may incur net losses for the foreseeable future. The extent of these losses will depend, in part, upon the amount of growth in our revenues as a result of product sales. We expect that our operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. More specifically, we plan to augment our inventory, implement the proposed direct mail sales approach and increase advertising through agreements with other Internet companies. We estimate that operating expenses and capital expenditures will increase by approximately $125,000 ($100,000 inventory augmentation; $5000 web site enhancements, updates and maintenance; $5000 annual web advertising; $15,000 implementation of direct mail approach). We may need to raise additional capital either by generating increased revenues to achieve profitability or through the sale of equity or debt securities in private or public financing or through strategic partnerships. We cannot offer assurance that funds will be raised when we require them or that we can raise funds on suitable terms. There can be no assurances that we can achieve or sustain profitability or that our operating losses will not increase in the future.


     (e)  Liquidity

          (i.)  Liquidity and Potential Capital Demands
                ---------------------------------------


We did not record any significant sales revenue for the year ended December 31, 2000. We anticipate our cash outflows will continue to exceed our cash inflows over the next 12 months. Our liquidity over the next 12 months may be contingent on our raising money through equity and debt financings to meet our increasing capital demands. To the extent that available funds from operations are insufficient to fund our current business activities as well as to augment marketing and advertising, upgrade our product selection and implement the proposed direct mail sales approach, we will need to raise additional funds through sale of equity or debt securities in private or public financing or through strategic partnerships. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our business activities as well as the augmentation of marketing and advertising, the upgrade of our product selection and the implementation the proposed direct mail sales approach.

          (ii.)  Dilution
                 --------

Should the Company undertake a sale of securities in order to meet increasing capital demands, existing shareholders will experience an immediate dilution in the value of shares of common stock. This effect is attributed to the fact that while additional shares of common stock are issued from the company treasury, the Company's earnings at that particular moment remain consistent and, therefore, the earnings per share decreases.

     (f)  Internet Risk Factors

          (i.)  New, Rapidly Developing Market
                ------------------------------


We must consider the risks, expenses and problems that we may encounter due to the fact that the Internet is a new and rapidly developing market. Such risks include, without limitation: our inability to anticipate and adapt to a developing market; the introduction and development of different or more extensive web-communities by direct and indirect competitors, including those with greater financial, technical and marketing resources; our inability to maintain and increase levels of traffic on our Web site; the lack of broad acceptance of our products on the Internet; the possibility that the Internet market itself will fail to achieve broad acceptance; our inability to generate significant e-Commerce-based revenues from Internet customers.


          (ii.)  Internet Competition
                 --------------------

Due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future. Accordingly, our revenues from e-Commerce arrangements may be materially negatively impacted.


          (iii.)   Service Interruptions
                   ---------------------

During our operating history, our Internet Service Provide (ISP) has experienced brief, infrequent server complications. The effect of such complications has been slower response times or short interruptions in our services. Per discussions with our ISP, we understand that the primary cause of such interruptions is attributed to computer viruses. During the past several years, many viruses have been introduced into the on-line community which cause system failures. For instance, during the summer months of 2001 the "Code Red" Internet worm as wreaked havoc on the ISP markets. When first introduced, this virus infected approximately 350,000 servers worldwide. Each of these infected servers became a host that then flooded other servers with data in an attempt to gain access and infect others. This virus, and the two new strains introduced since, inundate servers with data and bring them to a crawl. They also have the potential to expose sensitive information such as credit card numbers stored on the Internet. According to our ISP, such virus interruptions may last up to a couple of hours depending on the number of ISP addresses located on the server that the worm attempts to access. In addition, if the server is so bogged down with data that there is a risk of a crash or of permanent server damage, the ISP may shut down the server. This situation occurred with our ISP on July 16, 2001, for a duration of about two hours.


In the case of frequent or persistent system failures, we believe that our reputation could be tarnished and consumer confidence undermined. Such a poor public image would cause a decrease in the revenue derived from our web site. However, to date our business has not experienced significant repercussions as a result of these interruptions. In order to curb or eliminate such interruptions, our ISP continually monitors newsgroups and Windows NT software sites for "patches." Patches is a piece of software that is installed as part of a server's operating system. They are designed to alleviate those problems that could not be anticipated when the operating system was itself created

     (g)  Potential Fluctuations in Operating Results

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control (see "Risk Factors"). As a strategic response to changes in the competitive environment, we may from time to time make pricing, marketing decisions or acquisitions that we believe will enhance our operations. However, should decisions that are based on competition and the fluctuations in our market be poorly made, many negative consequences could occur such as:


     - Acquisition of inventory items which do not sell;
     - Over or under-pricing;
     - Costs of goods exceeding income; and

     - A poor response to our advertising methods by consumers.

          (i.)  Quarterly Fluctuations
                ----------------------


We believe that business may be seasonal in nature, with use of the Internet and inquiries made to historical-autographs.com possibly decreasing during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. The foregoing factor, in some future quarters, may lead the Company's operating results to fall below expectations.


          (ii.)  Risks Associated With New Services, Features and Functions
                 ----------------------------------------------------------


There can be no assurance that we would be able to expand our operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brand name. Expansion of our operations in this manner would also require significant additional expenses and development. The lack of market acceptance of our new products, services, features and functions would result in our inability to generate satisfactory revenues and an inability to offset the costs of expansion.


     (h)  Risks Associated With International Operations


A component of our marketing strategy is to offer our products online to international customers. At present, this is being accomplished via our web site. Since inception, we have made sales to international customers. However, our international sales activity has been limited. Additional concentration in the international markets will require management attention and resources. We have limited experience in localizing our service, and believe that many of our competitors are also undertaking expansion into foreign markets. There can be no assurance that we will be successful in expanding our international market acceptance. In addition, due to the uncertainty regarding our ability to increase revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis. Such risks include, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences. To the extent we expand our international operations and have additional portions of international revenues denominated in foreign currencies, we could become subject to increased risks relating to foreign currency exchange rate fluctuations. This could cause a decrease in revenue derived from international consumers.


     (i)  Dependence on Outside Suppliers


We purchase all of our inventory items from outside suppliers. We do not have written supply agreements with any of our suppliers. A disruption in supply or degradation in quality could have the effect of damaging or destroying a brand identity that we are trying to build and, in addition, cause a decrease in any established customer loyalty. In addition, an increase in prices from our suppliers could impact our business and financial results by making it necessary to increase our retail mark-up, which may decrease our sales and decrease the net revenue to our company. We do not purchase inventory items from affiliated parties.


     (j)  Dependency   on  other   Web  Site   Operators   Providing   Links  to
          historical-autographs.com.


Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com;
FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola. However, there is no guarantee that we will be placed at or near the top of the search results published by these engines. If not, we could be forced to pay for better performance from our search engines and we may also incur the expense of establishing alternative forms of web advertising, such as agreements to place advertising banners on third party sites.

We do not have any agreements with any Web site operators that provide links to historical-autographs.com. If we can establish such links, there exists a possibility that the other Web site operators may terminate such links at any time without notice. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

     (k)  Management Risk


          (i.)  Dependence on Performance of Management
                ---------------------------------------


Currently we have two (2) employees: President, Raymond Kuh and Corporate Secretary Cindy Swank. We have no intention to add employees at this time. Our performance is substantially dependent on the performance of the Company President and Corporate Secretary, Raymond J. Kuh and Cindy Swank, respectively. In particular, our success depends upon their ability to further market the Company's Web site through the various Internet search engines, internet communities and/or third party web sites and implement the direct mail sales approach.

Mr. Kuh is currently employed by Walsh & Associates a small firm specializing in patent, trademark, copyright and other intellectual property law. Ms. Swank is not employed by any other outside business at this time. Ms. Swank is currently engaged in the managing and marketing of her daughter, Desalyn Swank, a child performer (http://www.desalyn.com). Historical Autographs U.S.A. does not serve as either individual's primary source of income. Mr. Kuh currently spends about thirty percent (30%) of his free time on our operations. Ms. Swank spends approximately twenty percent (10%) of her free time working on our operations. Our bylaws do not establish a minimum time commitment expected of each employee. We have no employment agreements with Mr. Kuh or Ms. Swank.

We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees could make it difficult or impossible to accomplish the tasks discussed above.


         (ii.)  Management Ownership Stake and Control of Operations
                ----------------------------------------------------


As a result of its 85.48% ownership stake, management controls our operations and decisions. Therefore, our success directly depends upon management making prudent decisions concerning our operations. If management decisions and judgments do not benefit our operations as expected, such actions could cause an unexpected increase in expenses or loss in revenues.


     (l)  Limitation on Officers' and Directors' Liabilities Under Nevada Law.

Our certificate of incorporation and our by-laws provide that we shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law. In general, the Nevada Business Corporation Act permits indemnification of officers and directors in those instances where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. As a result, we may pay the judgment or other settlement received by a plaintiff against one of our officers, directors, employees or consultants as well as their legal expenses. This result could constitute a risk to shareholders.

     (m)  Shares Eligible for Future Sale

At December 31, 2000 we had outstanding 585,000 shares of .001 par value common stock ("common stock"). All of the 85,000 shares issued to unaffiliated shareholders in April 1999 under Rule 504 of the Securities Act of 1933, as amended (the "Securities Act"), are potentially publicly tradable under Rule 144 of the Securities Act after April 20, 2000, and Rule 144k after April 20, 2001, although no market currently exists for the Company's common stock.


The remaining 500,000 outstanding shares were issued to current officers and directors in February 1999 and have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be publicly sold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, all of the 500,000 shares of common stock held by current officers and directors will generally be eligible for resale, subject to volume limitations, in the United States without registration two years from the date of issuance, February 15, 1999. Therefore, substantially all of these securities will be immediately eligible for resale. This may cause a decrease in the market price of our shares and could also harm the amount of trading of such shares in the event a market develops. Such a situation could impair our future ability to raise capital through an offering of equity securities.

     (n)  Penny stock Regulations

Penny stock Regulation Broker-dealer practices in connection with transactions in "Penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and our Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

7.   Industry Background
     -------------------

     (a)  Historical Document Marketing

We do not regard the business of marketing historical documents as a definable industry. There are a great number of dealers of historical documents, many of which are only part-time operators, many are located in homes without any established commercial location and many are located in commercial office buildings or have retail space in metropolitan areas. We compete primarily with art galleries, antique stores and sellers of other collectible items, as well as dealers in historical documents.

     (b)  Internet Commerce


The current and proposed operations of the Company are dependent upon Internet Commerce. Global commerce and the online exchange of information is a new and evolving concept, and it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. At the same time, the Web has also experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and it is potentially possible that the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.


8.   Raw Materials and Suppliers
     ---------------------------

Historical Autographs U.S.A., Inc. is primarily an Internet e-Commerce business and does not use any raw materials or have any principal suppliers of raw materials. We purchase the documents for resale principally from auctions, private collectors, historical document dealers, estates and individuals in possession of such documents. These avenues of supply are likely to continue to be our main sources of supply.

9.   Customers
     ---------

We believe that establishing and maintaining brand identity is a critical aspect of our efforts to attract new customers, Internet traffic and advertising and commerce relationships. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, we intend to make a commitment to the creation and maintenance of brand loyalty among these groups. We plan to accomplish this, although not exclusively, by advertising our Web site through the various search engines, through other Web sites, marketing our site to businesses/customers through e-mail, online media, and other marketing and promotional efforts. For the year ended December 31, 2000, we had net income of $5,260 on gross revenues of $85,451 from the sale of a total of seven documents to three different customers.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. In addition, we have recently utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com;
FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola. We have recently made inquiries with several web site operators for advertising on their sites with banners, and by participating in the mailing lists that they distribute weekly. At this time, no agreements or commitments have been made as we are evaluating the economic feasibility of each alternative.

We are optimistic that brand promotion activities will attract new users and repeat clientele; that such activities will yield increased revenues; and, ideally, that any such revenues will offset the expenses incurred in building our brands.

10.  Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements,
     ---------------------------------------------------------------------------
     or Labor Contracts
     ------------------

We regard the artwork, logo and layout of our Web site and underlying infrastructure, the unique html code, as proprietary and will attempt to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. Such intangible assets are important to our business because they are all elements that, together, create a unique identity for our company.


We have discussed the issue of protecting our intellectual property from infringement with an intellectual property attorney. As a result, we found that there exist other options for documenting the use of and protecting our intellectual property. Because of these alternative protective means available, we decided not to file an application for trademark and or patent registration. It is customary practice for the creator of a trademark to place the symbol "(TM)" on the mark, as it is used in commerce. Therefore, we have used this practice and established a precedent for our own intellectual property. In this way, should an infringement issue arise with another third party we will be able to prove our "date of first use", as it is termed, and be on solid ground with respect to protecting our intellectual property.


We plan to enter into confidentiality agreements with future employees, future suppliers and future consultants and generally seek to control access to and distribution of our intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Furthermore, it is possible that our business activities could infringe upon the intellectual property of third parties or that other parties might assert infringement claims against us. Such claims and the resultant litigation could have adverse effects on our business if they demand a substantial diversion of resources and management attention; if the claims and/or litigation result in the invalidation of our own intellectual property rights; or, if we are subject us to significant liability for damages as a result of such claims and litigation.

11.  Regulation
     -----------

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site.

12.  Impact of Environmental Laws
     ----------------------------

We are not aware of any federal, state or local environmental laws that would effect our operations.

13.  Employees
     ----------

Currently we have two (2) employees: President, Raymond Kuh and Corporate Secretary Cindy Swank. We have no intention to add employees at this time. No employee is working pursuant to a written employment contract or represented by a collective bargaining unit. We consider our relationship with our employees to be good.

14.  Present Licensing Status
     ------------------------

None -- Not Applicable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
-------------

The following discussion should be read in conjunction with the audited financial statements for year ended December 31, 1999 and December 31, 2000.

A.   MANAGEMENT'S PLAN OF OPERATION

Historical Autographs U.S.A., Inc. is an e-Commerce based company engaged in the business of acquiring and marketing historical documents such as letters, photographs and signatures of governmental, political and military figures, inventors, Nobel Prize winners, significant physicians, scientists, explorers, aviators and astronauts, entertainers, musicians, composers, authors, artists, clergymen, judges, lawyers, and well-known athletes, among others. As of the Mar 31, 2001 our inventory consists of 20 different documents, with an inventory cost of $79,690, including photographs and signatures of entertainers; letters, documents and signatures of political figures; letters and signatures of scientists; and, signatures of historic sports figures. Retail sales of documents are primarily facilitated through our web site: http://www.historical-autographs.com.

We principally purchase documents at auctions, from private collectors, dealers in historical documents, estates and various individuals who are not collectors but are in possession of documents. These avenues of supply are likely to continue to be our main source of inventory.

We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site. Originating from our Corporate Headquarters, we have contracted with a local Web Designer and Internet Service Provider (ISP) for the development and hosting of our retail web site. Upon accessing the site, interested parties are able to read about our Company, browse the majority of inventory  items and place  orders.  Currently,  fourteen
(14) of our pieces can be viewed in our gallery at http://www.historical-autographs.com/gallery.htm. Utilizing the Internet has allowed us to market historical documents on a global basis. At the current time, due to the expense associated with secure credit card transactions, we do not accept credit card orders via the web site. Currently our sales and marketing and, in large part, revenues are entirely dependent on our website.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on autograph and document collectors, interior decorators, home designers, private clients and corporations. This marketing effort is aimed at attracting persons who have not necessarily had an awareness of the existence of historical documents available for private sale. At the present time, a general plan has been agreed up concerning our direct sales approach. To be undertaken, will be an assessment of local and national business and social demographics, focusing on autograph and document collectors, interior decorators, home designers, private clients and corporations. When we are in a position to conduct this research, we will seek the services of a marketing/public relations firm. We are uncertain, at this time, which local or national firm we will secure to undertake such a demographic study. Due to capital constraints, we cannot implement our proposed direct sales approach at this time.

We have, in the past, placed ads in print. We have discontinued doing so, however, and are reevaluating this approach due to poor public response. We have no agreements with third party website operators or portals to provide links to our site. Since we have no such agreements or arrangements there are no "principal terms" to describe nor agreements or arrangements to be filed as material contracts. Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by Entireweb.com (http://www.entireweb.com/) and submitted our web site for listing on the following search engines: Acoon; Anzwers; Claymont.com; Entireweb.com; FrequentFinders; Google; HotBot; Lycos; MixCat; NorthernLight; Scrub The Web; Subjex; Sunbrain.com; and Viola. Generally, in the past, we have been dependent on word of mouth and reputation.

We have had minimal operations and very limited revenues. From inception we have accumulated an operating deficit of $2,985. For the year ended December 31, 2000, we had net income of $5,260 on gross revenues of $85,451 from the sale of a total of seven documents to three different customers. As of December 31, 2000, we had cash of $414 and resale inventories of $87,270 for total current assets of $87,684.

In our initial capitalization, the President and Corporate Secretary purchased a total of 500,000 shares of the Company's authorized but unissued stock for $5,000 in cash in March 1999. Additionally, a private placement offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504, of the Act. Between March 10 and April 20, 1999, we raised $85,000 through the sale of eighty five thousand (85,000) shares of common stock in connection with the abovementioned private placement offering, at a price of $1.00 per share, to forty-four (44) unaffiliated shareholders. We believe that the initial capital funds raised will cover our capital needs until approximately December 31, 2001.

For the year ended December 31, 2000, we sold seven documents with an average single document sales price of $12,121. Accordingly, we have realized only minimal revenue from sales and had a net income of $5,260 for the year ended December 31, 2000. We believe that we could, potentially, experience negative operating cash flow for the foreseeable future as a result of significant increased spending on advertising, augmentation of inventory, etc.

If the Company needs to raise additional capital in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, additional funds may be raised through the issuance of equity or convertible debt securities. We do not currently have any contractual restrictions on our ability to incur debt. Given our historical operating results and business plan, and based on the possibility that available funds from operations are insufficient to fund the Company's activities, it is likely we will need to raise additional funds through public and/or private financing. Any such indebtedness could contain covenants that would restrict our operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If equity or convertible debt securities are issued, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's common stock. This effect is attributed to the fact that while additional shares of common stock are issued from the company treasury, the Company's earnings at that particular moment remain consistent and, therefore, the earnings per share decreases. At the current time, we do not have plans to obtain additional funding by way of a private placement offering.


The Company intends to satisfy the costs associated with filing the required reports under the Exchange Act of 1934 through a couple of different means. First, we will make additional sales, as well as by rapidly turning around any new inventory documents that we acquire. Second, following incorporation in February of 1999, the Board of Directors adopted certain resolutions including the authorization to obtain working capital loans from any third party in the name of the corporation if and when needed to pursue the business of the corporation. If required, and if they can be secured on reasonable terms, we will exercise this option and secure working capital loans. In addition, if necessary, the Officers of Historical Autographs U.S.A., may also loan the company funds for filing expenses and other operating expenses.


We believe that our future growth and success will depend on our ability to find additional products and suppliers whose documents will be sold over the Internet, and to find customers for these products. We plan to continually evaluate potential products to determine what additional products or enhancements may be required in order to be competitive in the Internet marketplace. We do not plan to develop products internally, but intend to find suppliers who would be willing to sell their documents to the Company.


The only research and development costs incurred since inception are with respect to finding suitable products that offer the Company potential for revenues and profits and the design and development of our web site, as we market these products through our Web site.


Our ability to achieve profitable operations is subject to the validity of our assumptions and risk factors within the industry and pertaining to the Company.


Our auditors have noted that there is substantial doubt about the Company's ability to continue as a going concern. Management believes that an Estimated $60,000 to $90,000 is necessary to continue operations through the next year based on the expected levels of expenditures and activities for our current business.


B.   LIQUIDITY AND CAPITAL RESOURCES

Historical Autographs U.S.A., Inc. has limited assets. As of June 30, 2001, our assets (unaudited) consisted of cash of $334 and resale inventories of $82,790 for total assets of $83,124. Our officers own the computer equipment the Company utilizes. The Company has had minimal operations and very limited revenues. From inception the

Company accumulated an operating deficit (unaudited) of $8,713. For the six months June 30, 2001, the Company had a net loss of $5,728 on gross revenues of $32,862. In its initial capitalization, the current officers purchased a total of 500,000 shares of the Company's authorized but unissued stock for $5,000 in cash in March 1999. Additionally, in March and April of 1999, a private placement offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1993 whereby the Company raised $85,000 through the sale of Eighty five thousand (85,000) shares of its common stock at a price of $1.00 per share. Management believes that the initial capital funds raised will cover our capital needs until approximately December 31, 2001.

With respect to long term liquidity (periods in excess of one year), we are unable to reasonably project or otherwise make assumptions concerning future cash flows or amounts of funds which may be available to the Company. Long term liquidity is directly dependent upon the future success of the Company's business, including our marketing strategy, our efforts to increase sales and the costs of goods as well as operational and administrative costs sold relative to our market price. Management currently anticipates that cash flow from operations will increase in the long-term as the Company increases its sales and marketing activities. However, management also anticipates that our operating expenses will increase in the long-term as a result of the increase in sales and marketing activities as well as general and administrative activities. To the extent that available funds from operations are insufficient to fund the Company's activities, the Company may need to raise additional funds through public and private financing. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our planned expansion, which could adversely affect our business, financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of the date hereof, the Company has no debt with variable or fixed interest rates, however, in the future we may incur debt or issue debt instruments. The fair market value of any future debt will be sensitive to changes in prevailing interest rates. The Company runs the risk that market rates will decline and the required payments will exceed those based on the current market rate. We do not use interest rate derivative instruments to manage our exposure to interest rate changes.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

A.   DESCRIPTION OF PROPERTY


The address of the principal office is: 516 W. Sprague Ave., Spokane, WA 99201. An unaffiliated party is providing approximately 1,250 square feet of office space under a sublease at the rate of $300 per month. The subleased space is currently fully utilized by our employees. The term of our sublease is a period of one year commencing April 1ST, 2001, and terminating March 31ST, 2002. Management believes that this space is currently suitable for the Company's needs for an additional twelve (12) months.


ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
----------------------------------------------------------------------

A.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Company's common stock concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by us to own beneficially more than five (5%) of the common stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At December 31, 2000 and the date of this registration statement we had outstanding 585,000 shares of common stock.



--------------------------------------------------------------------------------------------------------
                           Name and Address
                         Of Beneficial Owner                                Amount of Shares  Percent of
 Title of Class               Of Shares                    Position           Held by Owner      Class
---------------  --------------------------------  -----------------------  ----------------  ----------
Common           Raymond J. Kuh                    (1)President /Director        250,000        42.74%
                 516 W Sprague Ave
                 Spokane, WA 99201

Common           Cindy Swank                       (1)Secretary/Treasurer/       250,000        42.74%
                 36 E Heroy                                 Director
                 Spokane, WA 99207


Common           All Executive Officers and                                      500,000        85.48%
                 Directors as a Group (2 persons)
--------------------------------------------------------------------------------------------------------

(1)  c/o Historical Autographs U.S.A., Inc.,  516 W. Sprague Ave.,  Spokane,  WA
     99201

B.   PERSONS SHARING OWNERSHIP OF CONTROL OF SHARES

No persons other than Raymond J. Kuh, President and Director, and Cindy Swank, Secretary/Treasurer and Director, own or share the power to vote ten percent (10%) or more of the Company's securities.

C.   NON-VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has not issued any non-voting securities.

D.   OPTIONS, WARRANTS AND RIGHTS

There are no options, warrants or rights to purchase the Company's securities.

E.   PARENTS OF ISSUER

The Company has no parents, under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock..

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-----------------------------------------------------------------------

A. The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

--------------------------------------------------------------------------------
         Name                   Age                     Position
--------------------------------------------------------------------------------

Raymond J. Kuh                  27          President and Director

Cindy Swank                     47          Secretary, Treasurer and Director
--------------------------------------------------------------------------------

B.   WORK EXPERIENCE


Raymond J. Kuh organized and formed the Historical Autographs U.S.A., Inc. and has been the President and Director of Historical Autographs U.S.A., Inc. since inception in February 1999. He holds a Bachelor of Arts Degree in English Literature (May 1996) from Gonzaga University, of Spokane, WA. In addition, Mr. Kuh completed nearly 6 months of intensive Spanish immersion courses in June 1997, at the Autonomous University of Guadalajara, Guadalajara Mexico. As a result of his studies abroad, Mr. Kuh became particularly interested in historical sculpture, art, documents and architecture, and began collecting on a private basis. From June 1997, through the present, Mr. Kuh has been employed by Walsh & Associates of Spokane, Washington, a small firm specializing in patent, trademark, copyright and other intellectual property law. Mr. Kuh performs the tasks of

Operations Manager, whereby he manages the office activities and staff of three. From 1993 through May of 1996 and January 1997 through June of 1997, Mr. Kuh was attending university. In the interim period of May 1996 through December 1996 and on a part time basis thereafter, Mr. Kuh was employed by Cyrus O' Leary's, Inc., a restaurant.

Cindy Swank has been the Secretary/Treasurer and Director of Historical Autographs U.S.A., Inc. since inception in February 1999 and focuses on developing sales and marketing programs for the Company's products. From 1997 through the present, Ms. Swank has been self-employed as a manager-promoter of her daughter, a singer/stage performer, as well as other activities in the marketing and reorganization of websites. She attended Eastern Washington University in Cheney, WA and has awards for her accomplishments and creativity in the design industry. Mrs. Swank founded, owned and managed Daisy's Bloomers, from 1990 until 1997, when she sold the business to L&L Limited Partnership. The principle business of Daisy's Bloomers was retail sales of flowers and gifts.

ITEM 6.  EXECUTIVE COMPENSATION.
---------------------------------

CASH COMPENSATION.


A. The following table shows, for the two-year period ended December 31, 2000, the cash and other compensation we paid to our Chief Executive Officer. No executive officer had annual compensation in excess of $100,000. We have not entered into any formal employment agreements with our officers or directors.


                           SUMMARY COMPENSATION TABLE

         ---------------------------------------------------------------
             Name and              Year   Salary   Bonus    Other Annual
         Principal Position                                 Compensation
         --------------------      ----   ------   -----    ------------

         Raymond Kuh,              2000   $ -0-    $ -0-       $2,562
         President and Chief       1999   $ -0-    $ -0-       $ -0-
         Executive Officer
         Since February 1999
         ---------------------------------------------------------------

*The two officers/directors do not receive salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) officers/directors for each sale made. From inception through December 31, 2000 the two (2) officers/directors were paid a combined total of $5,124 for sales arranged on behalf of the Company.

OPTION GRANTS IN THE LAST FISCAL YEAR

A. No options to purchase shares of common stock of the Company during the fiscal year ended December 31, 2000 or from inception were issued to any person named in the Summary Compensation Table. Consequently, no options were exercised during the year ended December 31, 2000.

2001 STOCK OPTION PLAN

A. In March 2001, our board of directors adopted the 2001 stock Option Plan (the "Plan") as a means of increasing employees', board of advisors, consultants' and non-employee directors' proprietary interest and to align more closely their interests with the interests of our stockholders. The Plan should also increase our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

Under the Plan, we have reserved an aggregate of one million (1,000,000) shares of common stock for issuance pursuant to options ("Plan Options"). Our board of directors or a committee of our board of directors consisting of non-employee directors (the "Committee") will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

B.   COMPENSATION OF DIRECTORS

No director receives any fee for service as a director.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Historical Autographs U.S.A., Inc. was incorporated by its current President, Raymond Kuh, on February 1, 1999, in the state of Nevada. On February 15, 1999, a total of five hundred thousand (500,000) shares of its common stock were purchased by Raymond Kuh the President and a Director of the Company, and Cindy Swank, the Corporate Secretary and a Director of the Company. Mr. Kuh and Ms. Swank each paid $2,500 in cash for 250,000 shares of our $0.001 par value common stock.

The Company's two officers/directors do not receive salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) officers/directors for each document sale made. From inception through December 31, 2000 the two (2) officers/directors were paid a combined total of $5,124 for sales arranged on behalf of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The original Articles of the Company authorize the issuance of thirty million (30,000,000) shares, including twenty five million (25,000,000) shares of common stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred at par value of $0.001 per share.

At December 31, 2000 and the date of this registration statement we had outstanding five hundred eight five thousand (585,000) shares of common stock. There were no shares of Preferred stock Outstanding.

$0.001 par value COMMON STOCK.
------------------------------

There are 585,000,000 shares of common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and, in such event, the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All our outstanding shares of common stock are fully paid and non-assessable.

$0.001 par value PREFERRED STOCK
--------------------------------

There are no shares of Preferred Shares issued or outstanding. Shares of Preferred stock have no preemptive, conversion, or subscription rights, and our shares of Preferred stock are not subject to redemption. All our outstanding shares of Preferred stock are fully paid and non-assessable. The board of directors shall have the authority, pursuant to the Nevada Revised Statutes, to set by resolution the particular designation, preferences and relative, participating, optional or other special rights and qualification, limitations or restrictions of any class of stock or any series of stock within any class of stock issued by the corporation.


                                     PART II

ITEM 1.  MARKET  PRICE  OF  AND  DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
OTHER STOCKHOLDER MATTERS
-------------------------

A.   MARKET INFORMATION

Our common stock is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for our common stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such discussions in the future following receipt of an effective date for this Registration Statement.

     (i) There is currently no common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

     (ii) There is currently no common stock of the Company that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

     (iv) All of the 85,000 shares issued to unaffiliated shareholders in April 1999 under the Rule 504 of the Securities Act of 1933, as amended (the "Securities Act") are potentially publicly tradable under Rule 144 of the Securities Act after April 20, 2000, and Rule 144k after April 20, 2001, although no market currently exists for the Company's common stock. The remaining 500,000 outstanding shares were issued to current officers and directors in February 1999 and have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be publicly sold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, all of the 500,000 shares of common stock held by current officers and directors became eligible for resale, subject to volume limitations, without registration two years from the date of issuance, February 15, 1999. Under the Securities Act, the limitation on sales as an affiliate is 1% of the corporation's total outstanding shares each 90 day period regardless of whether an affiliate has held the stock for one year or two years. Potential affiliate sales may adversely affect the market price of our shares and could affect the amount of trading of such shares in the event a market develops.

B.   HOLDERS

As of December 31, 2000, we have 47 stockholders of record.

C.   DIVIDEND POLICY

We have not paid any dividends to date. In addition, we do not anticipate paying dividends in the immediate foreseeable future. Our Board of Directors will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and other such factors as the board may deem relevant.

D.   REPORTS TO SHAREHOLDERS

Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   TRANSFER AGENT AND REGISTRAR

The Transfer Agent for the shares of common voting stock of the Company is:

        The Nevada Agency and Trust Company
        50 West Liberty, Suite 880,
        Reno, Nevada 89501.

ITEM 2. LEGAL PROCEEDINGS
---------------------------

We are not currently involved in any material legal proceedings nor do we have knowledge of any threatened litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

Our financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 (from inception) have been audited by Williams and Webster, P.S. Certified Public Accountants. Williams and Webster, P.S. has not resigned, declined to stand for reelection nor been dismissed and will continue to be the independent accountant of record for the fiscal year ended December 31, 2001.

The reports of Williams and Webster, P.S. for the years ended December 31, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principle but were qualified as to going concern.

In connection with its audits for such fiscal years and through the date hereof, there have been no disagreements with Williams and Webster, P.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Williams and Webster, P.S. would have caused such firm to make reference thereto in their report on the financial statements for such years.

Williams and Webster, P.S. has reviewed the disclosure in this item and consents are included as exhibits to this Registration Statement.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES
-----------------------------------------------


In March and April of 1999, an original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504, of the Act. Between March 10 and April 20, 1999, we sold Eighty Five Thousand (85,000) shares of our common stock in connection with the abovementioned private offering, at a price of $1.00 per share, to forty-four (44) unaffiliated shareholders of record. This group of shareholders consisted of 9 foreign investors and 35 accredited investors. The offering was closed April 20, 1999. This stock offering was made pursuant to the requirements of Regulation D, Rule 504, a notice on Form D was timely filed as required. The offering was made without general solicitation or general advertising for an aggregate amount of less than $1,000,000, reasonable care was taken to determine that the purchasers were purchasing for investment and not for resale and the offering period was less than one year.


On February 15, 1999, a total of five hundred thousand (500,000) shares of the Company's common stock were purchased by Raymond Kuh the President and a Director of the Company, and Cindy Swank, the Corporate Secretary and a Director of the Company. Mr. Kuh and Ms. Swank each paid $2,500 in cash for 250,000 shares of the Company's $0.001 par value common stock. The shares issued to Mr. Kuh and Ms. Swank, the original founders of the Company, were issued by the Company pursuant to the exemption from the registration provisions of Section 5 provided by Section 4(2) of the Securities Act of 1933, a transaction by an issuer not involving any public offering. This stock issuance was made privately between the founders of the Company and the Company and as such did not involve any public offering.


As of December 31, 2000, and the date of this Registration Statement the Company has five hundred eighty five thousand shares (585,000) shares of its $0.001 par value common voting stock issued and outstanding. These shares are held by forty-seven (47) shareholders of record: the President and Corporate Secretary; the 9 foreign investors that participated in the abovementioned private offering; the 35 accredited investors that participated in the abovementioned private offering; and, one individual shareholder who received shares in a private transaction with an existing shareholder. Pursuant to the offering, the Company did not bar or restrict the transfer of these shares to the shareholder in a private transaction. Shares were issued to this individual in accordance with the Act, whereby restricted shares transferred to the third party were also issued as restricted shares.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Chapter 78 of the Nevada Revised Statutes permits the indemnification of directors, employees, officers and agents of Nevada corporations as follows:

Section  78.7502  Discretionary  and  mandatory   indemnification  of  officers,
directors, employees and agents:

     General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section  78.751  Authorization   required  for  discretionary   indemnification;
advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a) By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

          (c) If a majority  vote of a quorum  consisting  of directors who were
          not  parties  to  the  action,   suit  or  proceeding  so  orders,  by
          independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

          (a) The creation of a trust fund.

          (b) The establishment of a program of self-insurance.

          (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

          (d) The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     4. In the absence of fraud:

          (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          (b) The insurance or other financial arrangement:

               (1) Is not void or voidable; and

               (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Our Certificate of Incorporation provides as follows:

                                    ARTICLE X
                                 Indemnification
                                 ---------------

     The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all personals who it shall have power to indemnify under this section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Pursuant to the Revised Nevada Statutes, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by the court of the competent jurisdiction that he/she is not entitled to be indemnified by the Corporation.

                                   ARTICLE XI
              Director Indemnification for Breach of Fiduciary Duty
              -----------------------------------------------------

     To the fullest extent permitted by the Revised Nevada Statutes, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation.

Our Bylaws provide as follows:

                                   INDEMNITY
                                   ---------

                  6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.


                          6.2 INDEMNIFICATION OF OTHERS

     The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reason-ably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

                                  6.3 INSURANCE

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Nevada.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS HISTORICAL AUTOGRAPHS U.S.A., INC.
-----------------------------------------------------------------

The following documents are filed as part of this report:

     Report of Williams & Webster, PS

     FINANCIAL STATEMENTS

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                              Financial Statements
                           December 31, 2000 and 1999


                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                                TABLE OF CONTENTS

                           December 31, 2000 and 1999




INDEPENDENT AUDITOR'S REPORT                                              1



FINANCIAL STATEMENTS


         Balance Sheets                                                   2

         Statements of Operations                                         3

         Statements of Cash Flows                                         4

         Statement of Stockholders' Equity                                5


NOTES TO FINANCIAL STATEMENTS                                             6

Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, WA


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


We have audited the accompanying balance sheets of Historical Autographs U.S.A., Inc., a Nevada corporation, as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Historical Autographs U.S.A., Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 19, 2001, Except for notes 2 and 5 which are dated August 23, 2001




                                      F/S-1



                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                                 BALANCE SHEETS



                                                             For the Year  For the Year
                                                                Ended         Ended
                                                             December 31,  December 31,
                                                                 2000          1999
                                                             ------------  ------------
ASSETS

  CURRENT ASSETS
    Cash                                                     $        414  $         75
    Inventory                                                      87,270        66,200
                                                             ------------  ------------
      Total Current Assets                                         87,684        66,275
                                                             ------------  ------------
TOTAL ASSETS                                                 $     87,684  $     66,275
                                                             ============  ============

LIABILITIES AND STOCKHOLDERS EQUITY

  CURRENT LIABILITIES
    Sales tax payable                                        $         49  $          -
    Accrued rent                                                        -         1,000
                                                             ------------  ------------
      Total Current Liabilities                                        49         1,000
                                                             ------------  ------------

  LONG-TERM LIABILITIES
    Loans payable                                                     620           620
                                                             ------------  ------------
      Total Long-Term Liabilities                                     620           620
                                                             ------------  ------------

COMMITMENTS AND CONTINGENCIES                                           -             -
                                                             ------------  ------------

STOCKHOLDERS' EQUITY
  Preferred stock, 5,000,000 shares authorized,
    $0.001 par value; no shares issued and outstanding                  -             -
    Common stock, 25,000,000 shares authorized,
    $0.001 par value; 585,000 shares issued and outstanding           585           585
  Additional paid-in-capital                                       89,415        89,415
  Stock subscriptions receivable                                        -       (17,100)
  Accumulated deficit                                              (2,985)       (8,245)
                                                             ------------  ------------
TOTAL STOCKHOLDERS' EQUITY                                         87,015        64,655
                                                             ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          87,684        66,275
                                                             ============  ============







                                      F/S-2

     The accompanying notes are an integral part of the financial statements

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             STATEMENT OF OPERATIONS


                                                    For the Year  For the Year
                                                       Ended         Ended
                                                    December 31,  December 31,
                                                       2000           1999
                                                    ------------  ------------

SALES                                               $     85,451  $     22,460

COST OF GOODS SOLD                                        67,860        18,065
                                                    ------------  ------------
GROSS PROFIT                                              17,591         4,395
                                                    ------------  ------------


EXPENSES
   Marketing                                                 559           906
   Rent                                                    2,900         1,800
   General and administrative                              1,590         1,827
   Professional Fees                                       2,433         3,000
   Stock Transfer Fees                                     1,410         2,455
   Commissions Paid                                        4,215           909
   Equipment Expensed                                         70         1,743
                                                    ------------  ------------
     TOTAL EXPENSES                                       13,177        12,640
                                                    ------------  ------------
GAIN (LOSS) FROM OPERATIONS                                4,414        (8,245)

OTHER INCOME
   Interest Income                                           846             -
                                                    ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES                          5,260        (8,245)

INCOME TAXES                                                   -             -
                                                    ------------  ------------

NET INCOME (LOSS)                                   $      5,260  $     (8,245)
                                                    ============  ============

    NET INCOME (LOSS) PER COMMON SHARE,
       BASIC AND DILUTED                            $       0.01  $      (0.01)
                                                    ============  ============

    WEIGHTED AVERAGE NUMBER OF
       COMMON STOCK SHARES
       OUTSTANDING, BASIC AND DILUTED                    585,000       585,000
                                                    ============  ============







                                      F/S-3


     The accompanying notes are an integral part of the financial statements

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                            STATEMENTS OF CASH FLOWS


                                                     For the Year  For the Year
                                                        Ended         Ended
                                                     December 31,  December 31,
                                                        2000           1999
                                                     ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                  $      5,260  $     (8,245)
  Adjustments to reconcile net income (loss)
    to net cash used by operating activities:
  Cash in inventory                                       (21,070)      (66,200)
  Increase (decrease) in accrued rent                      (1,000)        1,000
  Increase in sales tax payable                                49             -
                                                     ------------  ------------
Net Cash used in operating activities                     (16,761)      (73,445)
                                                     ------------  ------------

CASH FLOW FROM INVESTING ACTIVITIES                             -             -
                                                     ------------  ------------

CASH FLOW FROM FINANCING ACTIVITIES
      Proceeds from sale of common stock                        -        72,900
      Proceeds from stock subscription receivable          17,100             -
      Increase in loan payable                                  -           620
                                                     ------------  ------------
Net cash provided by financing activities                  17,100        73,520
                                                     ------------  ------------
Change in cash                                                339            75

Cash, beginning of period                                      75             -
                                                     ------------  ------------

Cash, end of period                                  $        414  $         75
                                                     ============  ============

Supplemental cash flow disclosures:

Interest paid                                        $          -  $          -
                                                     ============  ============
Income taxes paid                                    $          -  $          -
                                                     ============  ============















                                      F/S-4


    The accompanying notes are an integral part of the financial statements.


                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                        STATEMENT OF STOCKHOLDER'S EQUITY




                                     Common Stock
                                  -----------------  Additional                                  Total
                                    Number            Paid  In   Subscriptions  Accumulated  Stockholders'
                                  of Shares  Amount    Capital     Receivable     Deficit       Equity
                                  ---------  ------  ----------  -------------  -----------  -------------
Issuance of common stock for
  $0.01                             500,000  $  500  $    4,500              -            -  $       5,000

Issuance of common stock for
  $1.00 per share                    67,900      68      67,832              -            -         67,900

Stock issued for subscriptions
  Receivable                         17,100      17      17,083        (17,100)           -              -

Loss for year ending
  December 31, 1999                       -       -           -              -       (8,245)        (8,245)
                                  ---------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 1999          585,000     585      89,415        (17,100)      (8,245)        64,655

Stock subscriptions paid                  -       -           -         17,100            -         17,100

Net income for the year ending
  December 31, 2000                       -       -           -              -        5,260          5,260
                                  ---------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 2000          585,000  $  585  $   89,415  $           -  $    (2,985) $      87,015
                                  =========  ======  ==========  =============  ===========  =============
































                                      F/S-5


    The accompanying notes are an integral part of the financial statements.

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Historical Autographs U.S.A., Inc. (hereinafter "the Company") was incorporated on February 1, 1999 under the laws of the State of Nevada for the purpose of operating retail outlets for signed memorabilia. The Company maintains a retail business outlet in Spokane, Washington and also offers its products online. The Company's fiscal year end is December 31.


NOTE 2 - ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
----------------

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At December 31, 2000 and 1999, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts for cash, and accrued liabilities approximate their fair value.

Cash and Cash Equivalents
-------------------------

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Derivative Instruments
----------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At December 31, 2000 and 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.



                                      F/S-6

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 2 - ACCOUNTING POLICIES (continued)

Inventories
-----------

Inventories are accounted for using the actual cost, and stated at the lower of cost or market, with market representing the lower of replacement cost or estimated net realizable value. The company has no insurance in regard to its inventory.

The Company presently has no inventory on consignment at December 31, 2000 and 1999. In the future, if the Company consigns inventory it will retain title and will maintain insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Basic and Diluted Earnings Per Share
------------------------------------

Basis earnings per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.

Revenue and Cost Recognition.
----------------------------

Revenues from retail sales are recognized at the time the products are delivered.

Although the Company does not provide a written warranty on its items sold, the Company will refund the purchase price paid to any customer in those instances when an item sold is proven to be non-authentic. In a majority of instances, the Company receives a certificate of authenticity for documents (items) purchased from its vendors and is reasonably assured as to the provenance of its products. Since inception, the Company has made no refunds for the sale of any non-authentic items nor has the Company received any claims or notice of prospective claims relating to such items. Accordingly, the Company has not established a reserve against forgery or nonauthenticity.

If a product proves not to be authentic a full refund is given to the purchaser and a charge against sales and related costs are recorded.

Advertising Costs
-----------------

Advertising costs including costs for direct mailings are expensed when incurred.

Compensated Absences
--------------------

The Company does not offer paid vacation or personal time to its employees. Accordingly, there is no related accrual of expenses.


                                      F/S-7

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 2 - ACCOUNTING POLICIES (continued)

Provision for Taxes
-------------------

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2000, the Company had net deferred tax assets of approximately $600 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2000.

At December 31, 2000, the Company has net operating loss carryforwards of approximately $3,000 which expire in the years 2019 through 2020.

Web Site Development
--------------------

An outside consultant planned and developed the Company's web site to sell the Company's products. The planning and development costs incurred in this project, in the amount of $500 for the period ended December 31, 1999, were expensed as incurred in accordance with SOP 98-1.

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF 99-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company will henceforth capitalize web site development costs. During the year ended December 31, 2000, the Company had not incurred any web site development costs.

Going Concern
-------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2000, the Company had an accumulated deficit, limited cash resources, and no apparent financial resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management has plans to seek additional capital through sales of the Company's stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


                                      F/S-8

Historical Autographs U.S.A., Inc. -Notes to Financial Statements - December 31, 2000 and 1999

NOTE 3 - PREFERRED AND COMMON STOCK

The Company has 5,000,000 shares of preferred stock authorized and none issued. The Company has 25,000,000 shares of common stock authorized with the initial issuance of 500,000 shares of common stock to officers and directors for cash in the amount of $5,000. Subsequent issuances of stock were 67,900 shares for cash at $1.00 per share and 17,100 shares at $1.00 per share for subscriptions receivable, which were paid in January of 2000. There have been no other shares issued since this date. All shares of stock are non-assessable, non-cumulative, with no preemptive rights.


NOTE 4 - COMMITMENTS AND CONTINGENCIES

Rental Agreement
----------------

The Company has a month-to-month rental agreement for office space in Spokane through March 2001. The monthly rent is $300.


NOTE 5 - RELATED PARTY TRANSACTIONS

The occasional usage of used computer equipment, provided to the Company by the Company's officers at no charge, is considered immaterial for financial reporting.

The Company pays a 3% commission on every sale to each officer.


                                      F/S-9

                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                              Financial Statements
                                  June 30, 2001

















                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                                TABLE OF CONTENTS

                                  June 30, 2001



ACCOUNTANT'S REVIEW REPORT                                           1


FINANCIAL STATEMENTS

         Balance Sheets                                              2

         Statements of Operations                                    3

         Statement of Stockholders' Equity                           4

         Statements of Cash Flows                                    5


NOTES TO FINANCIAL STATEMENTS                                        6

Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, WA



                           ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Historical Autographs U.S.A., Inc., as of June 30, 2001, and the related statements of operations, stockholders' equity, and cash flows for the three and six months then ended. All information included in these financial statements is the representation of the management of Historical Autographs U.S.A., Inc.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended December 31, 2000 were audited by us and we expressed an unqualified opinion on it in our report dated January 19, 2001. We have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and is dependent upon its ability to meet its future financing requirements and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 20, 2001, Except for notes 2 and 7 which are dated August 23, 2001


                                      F/S-1




                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                                 BALANCE SHEETS



                                                              June 30, 2001
                                                               (unaudited)   December 31, 2000
                                                              -------------  -----------------
ASSETS

  CURRENT ASSETS

    Cash                                                      $         334  $             414
    Inventory                                                        87,790             87,270
                                                              -------------  -----------------
      Total Current Assets                                           83,124             87,684
                                                              -------------  -----------------

TOTAL ASSETS                                                  $      83,124  $          87,684
                                                              =============  =================




LIABILITIES AND STOCKHOLDERS EQUITY

  CURRENT LIABILITIES

    Accounts Payable                                          $         271   $              -
    Accrued Rent                                                        900                  -
    Sales tax payable                                                     -                 49
    Loans payable                                                       620                620
    Other                                                                46                  -
                                                              -------------  -----------------
      Total Current Liabilities                                       1,837                669
                                                              -------------  -----------------
  COMMITMENTS AND CONTINGENCIES                                           -                  -
                                                              -------------  -----------------


STOCKHOLDERS' EQUITY
  Preferred stock, 5,000,000 shares authorized,
    $0.001 par value; no shares issued and outstanding                    -                  -
  Common stock, 25,000,000 shares authorized,
    $0.001 par value; 585,000 shares issued and outstanding             585                585
  Additional paid-in-capital                                         89,415             89,415
  Accumulated deficit                                                (8,713)            (2,985)
-----------------------
TOTAL STOCKHOLDERS' EQUITY                                           81,287             87,015
                                                              -------------  -----------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                     $      83,124  $          87,684
                                                              =============  =================








                                      F/S-2





     The accompanying notes are an integral part of the financial statements



                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                             STATEMENT OF OPERATIONS



                               Three Months   Three Months     Six Months     Six Months
                                  Ended          Ended           Ended          Ended
                               June 30, 2001  June 30, 2000  June 30, 2001  June 30, 2000
                                (unaudited)    (unaudited)    (unaudited)    (unaudited)
                               -------------  -------------  -------------  -------------
SALES                          $      20,599  $       6,350  $      32,862  $      76,600

COST OF GOODS SOLD                    15,813          1,500         22,913         60,130
                               -------------  -------------  -------------  -------------
GROSS PROFIT                           4,786          4,850          9,949         16,470
                               -------------  -------------  -------------  -------------


EXPENSES

  Marketing                              120            160            240            320
  Rent                                   900            600          1,800          1,200
  General and administrative              14            239            101            796
  Legal and accounting                 6,959              -         10,567            500
  Consulting                             374              -          1,329              -
  Stock Transfer and resident
   agent fees                              -              -          1,475          1,410
  Commissions                              -              -              -            915
                               -------------  -------------  -------------  -------------
       Total Expenses                  8,367            999         15,512          5,141

INCOME (LOSS) FROM
  OPERATIONS                          (3,581)         3,851         (5,563)        11,329

OTHER INCOME (EXPENSE)
  Interest Income                          -              -              -            846
  Interest Expense                       (65)             -           (165)             -
                               -------------  -------------  -------------  -------------
       Total Other Income
         (Expense)                       (65)             -           (165)           846
                               -------------  -------------  -------------  -------------

INCOME (LOSS) BEFORE
  INCOME TAXES                        (3,646)         3,851         (5,728)        12,175

INCOME TAXES                               -              -              -              -
                               -------------  -------------  -------------  -------------

NET INCOME (LOSS)              $      (3,646) $       3,851  $      (5,728) $      12,175
                               =============  =============  =============  =============

  NET INCOME (LOSS) PER
  COMMON SHARE, BASIC
  AND DILUTED                  $       (0.01) $        0.01  $       (0.01) $         0.02
                               =============  =============  =============  =============
WEIGHTED AVERAGE
  NUMBER OF COMMON
  STOCK SHARES
  OUTSTANDING, BASIC
  AND DILUTED                        585,000        585,000        585,000        585,000
                               =============  =============  =============  =============

                                      F/S-3

     The accompanying notes are an integral part of the financial statements




                       HISTORICAL AUTOGRAPHS U.S.A., INC.
                        STATEMENT OF STOCKHOLDER'S EQUITY




                                  Common Stock
                               -----------------  Additional                                Total
                                 Number           Paid - in   Subcriptions  Accumulated  Stockholder's
                               of Shares  Amount   Capital     Receivable      Deficit      Equity
                               ---------  ------  ----------  ------------  -----------  -------------
Balance, December 31, 1999       585,000  $  585  $   89,415       (17,100)      (8,245)        64,655

Stock subscriptions paid               -       -           -        17,100            -         17,100

Net income for the year ending
  December 31, 2000                    -       -           -             -        5,260          5,260
                               ---------  ------  ----------  ------------  -----------  -------------

Balance, December 31, 2000       585,000  $  585  $   89,415  $          -  $    (2,985) $      87,015

Net loss for the six months
  ending June 30, 2001                 -       -           -             -       (5,728)        (5,728)
                               ---------  ------  ----------  ------------  -----------  -------------
Balance June 30, 2001
  (unaudited)                    585,000  $  585  $   89,415  $          -  $    (8,713) $      81,287
                               =========  ======  ==========  ============  ===========  =============



























                                      F/S-4


    The accompanying notes are an integral part of the financial statements.

                       HISTORICAL AUTOGRAPHS U.S.A., INC.

                            STATEMENTS OF CASH FLOWS



                                                     Six Months     Six Months
                                                       Ended          Ended
                                                   June 30, 2001  June 30, 2000
                                                    (unaudited)    (unaudited)
                                                   -------------  -------------


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                $      (5,728) $     (12,175)
  Adjustments to reconcile net income (loss) to
    net cash used by operating activities:
  Decrease (increase) in inventory                         4,480        (20,755)
  Increase (decrease) in accrued rent                        900           (400)
  Increase in accounts payable                               222              -
  Increase in interest payable                                46              -
                                                   -------------  -------------
Net Cash used in operating activities                        (80)        (8,980)
                                                   -------------  -------------

CASH FLOW FROM INVESTING ACTIVITIES                            -              -
                                                   -------------  -------------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from stock subscription receivable                  -         17,100
                                                   -------------  -------------
Net cash provided by financing activities                      -         17,100
                                                   -------------  -------------

Change in cash                                               (80)         8,120

Cash, beginning of period                                    414             75
                                                   -------------  -------------

Cash, end of period                                $         334  $       8,195
                                                   =============  =============


Supplemental cash flow disclosures:

Interest paid                                      $           -  $           -
                                                   =============  =============
Income taxes paid                                  $           -  $           -
                                                   =============  =============















                                      F/S-5




    The accompanying notes are an integral part of the financial statements.

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Historical Autographs U.S.A., Inc. (hereinafter "the Company") was incorporated on February 1, 1999 under the laws of the State of Nevada for the purpose of operating retail outlets for signed memorabilia. The Company maintains a retail business outlet in Spokane, Washington and also offers its products online. The Company's fiscal year-end is December 31.

NOTE 2 - ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
----------------

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At June 30, 2001, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts for cash, payables and accrued liabilities approximate their fair value.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.


                                      F/S-6

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

Derivative Instruments
----------------------

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2001, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Inventories
-----------

Inventories are accounted for using the actual cost, and stated at the lower of cost or market, with market representing the lower of replacement cost or estimated net realizable value. The Company has no insurance coverage of its inventory.

The Company presently has no inventory on consignment at June 30, 2001 or at December 31, 2000 and 1999. In the future, if the Company consigns inventory it will retain title and will maintain insurance on the inventory, until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Basic and Diluted Earnings Per Share
------------------------------------

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.


                                      F/S-7

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue and Cost Recognition.
----------------------------

Revenues from retail sales are recognized at the time the products are delivered.

Although the Company does not provide a written warranty on its items sold, the Company will refund the purchase price paid to any customer in those instances when an item sold is proven to be non-authentic. In a majority of instances, the Company receives a certificate of authenticity for documents (items) purchased from its vendors and is reasonably assured as to the provenance of its products. Since inception, the Company has made no refunds for the sale of any non-authentic items nor has the Company received any claims or notice of prospective claims relating to such items. Accordingly, the Company has not established a reserve against forgery or nonauthenticity.

If a product proves not to be authentic a full refund is given to the purchaser and a charge against sales and related costs are recorded.

Advertising Costs
-----------------

Advertising costs including costs for direct mailings are expensed when incurred.

Compensated Absences
--------------------

The Company does not offer paid vacation or personal time to its employees. Accordingly, there is no related accrual of expenses.

Provision for Taxes
-------------------

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2001, the Company had net deferred tax assets of approximately $1,750 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2001.

At June 30, 2001, the Company had net operating loss carryforwards of approximately $8,700, which expire in the years 2019 through 2021.


                                      F/S-8

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 2 - ACCOUNTING POLICIES (continued)

Web Site Development
--------------------

An outside consultant planned and developed the Company's web site to sell the Company's products. The planning and development costs incurred in this project, in the amount of $500 for the period ended December 31, 1999, were expensed as incurred in accordance with SOP 98-1.

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF 99-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company will henceforth capitalize web site development costs. During the six months ended June 30, 2001 and the year ended December 31, 2000, the Company had not incurred any web site development costs.


Going Concern
-------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2001, the Company had a net loss of $5,728 and an accumulated deficit of $8,713 and limited cash resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management has plans to seek additional capital through sales of the Company's stock.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Interim Financial Statements
----------------------------

The interim financial statements as of June 30, 2001 have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the reporting period. All such adjustments are normal recurring adjustments. The results of operations for the period presented are not necessarily indicative of the results to be expected for the full fiscal year.



                                      F/S-9

Historical Autographs U.S.A., Inc. -Notes to Unaudited Financial Statements - June 30, 2001 and 2000

NOTE 3 - PREFERRED AND COMMON STOCK

The Company has 5,000,000 shares of preferred stock authorized and none issued. The Company has 25,000,000 shares of common stock authorized. Upon incorporation, the Company issued 500,000 shares of common stock to officers and directors for $5,000 in cash. During 1999, the Company issued 67,900 shares of common stock for cash at $1.00 per share and 17,100 shares at $1.00 per share for subscriptions receivable, which were paid in January of 2000. All shares of preferred and common stock are non-assessable and non-cumulative. Common stock has no preemptive rights.


NOTE 4 - STOCK OPTION PLAN

The Company's board of directors approved the adoption of the "2001 Non-Qualified Stock Option and Stock Appreciation Rights Plan" by unanimous consent on March 5, 2001. This plan was initiated to encourage and enable officers, directors, consultants, advisors and other key employees of the Company to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of 1,000,000 of the authorized shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options have been issued under the plan as of June 30, 2001.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

Rental Agreement
----------------

The Company has a rental agreement for office space in Spokane, Washington through March 2002. The minimum monthly rent is $300.


NOTE 6 - LOANS PAYABLE

There are two loans payable outstanding at June 30, 2001 for an aggregate amount of $620. Both are unsecured, payable upon demand and non-interest bearing. Interest was imputed at the historical discount rate in effect at the time the loans were initiated, which was 5%. Of the total loans payable balance, $320 is to a related party.

NOTE 7 - RELATED PARTY TRANSACTIONS

The occasional usage of used computer equipment, provided to the Company by the Company's officers at no charge, is considered immaterial for financial reporting.

The Company pays a 3% commission on every sale to both of the Company's two officers.


                                     F/S-10

                                    Part III

Item 1. Index to Exhibits


3.1       Articles of Incorporation of Historical Autographs U.S.A., Inc. (1)

3.6       By-Laws (1)

4.1       Common Stock Certificate (1)

10.1      2001 Stock Option Plan (1)

10.2      Office Sublease Agreement and Renewal

10.3      Internet Service Provider Agreement

23.1      Consent of Williams & Webster, PS (1)


Letter of Williams & Webster, PS*
-----------------------------

* included with consent of Williams & Webster, PS


(1) Filed as Exhibit to Form 10-SB Registration Statement filed on or about September 17, 2001.



                                   Signatures


In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Date: October 30, 2001


                                       HISTORICAL AUTOGRAPHS U.S.A., INC.


                                       By: /s/ Raymond Kuh
                                          --------------------------------------
                                          Raymond Kuh, President and CEO

Exhibit 10.2
                                    Sublease

     This Sublease made this 15th day of March, 1999 between WALSH & ASSOCIATES, a sole proprietorship organized and existing under the laws of the state of Washington, hereinafter called the Sublessor, and HISTORICAL AUTOGRAPHS U.S.A., INC., a corporation organized and existing under the laws of the state of Nevada of hereinafter called the Sublessee, which expression, where the context so admits, shall include his executors, administrators, and assigns, party of the second part, witnesses:

     1. Demise, Term, and Rent] That, in consideration of the covenants herein contained on the part of the Sublessee to be observed and performed, the Sublessor does hereby Sublease unto the Sublessee, those certain Premises situated in the City of Spokane, County of Spokane, State of Washington, described as:

          The  West1/2of  the South  79.53 fee of Lot Three (3) in Block  Twenty
          (20) of RESURVEY AND ADDITION TO SPOKANE FALLS commonly known as W. 516 Sprague Ave., containing approximately 1,250 square feet.

     The term of this Sublease shall be for ONE (1) year and no (0) months, commencing April 1, 1999 and expiring March 31, 2000 ("the Sublease term").

     Sublessee covenants and agrees to pay the Sublessor as rental for said Premises the amounts stipulated hereinafter. All rent shall be paid in lawful money of the United States to the Sublessor, at its Spokane office, 516 W.
Sprague Ave., Spokane, WA 99201, or to such other party or places may be designated in writing hereafter by the Sublessor.

          RENTAL SCHEDULE                             MONTHLY AMOUNT
          ------------------                          --------------
          4/1/99 THROUGH 3/31/00                      $200.00/per month*

*Per month, payable by the fifth (5th) day of each calendar month, in payment of the previous month's rent, for the Sublease term. For example, Sublessor's initial rent payment in the amount of $200.00, for the month of April, will be due by May 5th, 1999. Rent is due by the fifth (5th) day of each calendar month for the previous month's occupancy and, therefore, a final rent payment in the amount of $200.00 will be due by April 5, 2000.

     2.  [Sublessee's   Covenants.]  The  Sublessee,  for  himself,  his  heirs,
executors, administrators, and assigns, does hereby covenant with the Sublessor, its successors and assigns:

     (a) [To Keep in Repair and Replace Glass Broken.] That he will keep all and singular the said building and premises, including the plumbing and heating plant and elevator, in such repair as the same are at the commencement of the said term or may be put in during the continuance thereof, reasonable wear and tear and damage by fire or other unavoidable casualty only excepted, and will promptly replace all glass thereof broken during the said term by other of the same size and quality.

     (b) [Not to Injure or Overload.] That he will not injure, overload, or deface or suffer to be injured, overloaded, or defaced the premises or any part thereof.

     (c) [To Indemnify against Accidents and Negligence-Snow and Ice.] That he will save harmless and indemnify the Sublessor from and against all loss, liability, or expense that may be incurred by reason of any accident with the equipment, machinery, hatchways, gas or water or other pipes, or from any damage, neglect or misadventure arising from or in any way growing out of the use, misuse, or abuse of the city water, or from the bursting of any pipes, or from any neglect in the use of coalholes and covers, or in not removing snow and ice from the sidewalks or from the roof of the building.

     (d) [Not to Suffer Unlawful Use, or to Endanger Insurance, etc.] That he will not make or suffer any unlawful, improper, or offensive use of the premises, or any use or occupancy thereof contrary to any law of the state or any ordinance of the said city now or hereafter made, or which shall be injurious to any person or property, or which shall be liable to endanger or affect any insurance on said building or to increase the premium thereof.

     (e) [Not to Make Alterations, Place Signs, etc.] Not to make any alterations or additions in or to the premises without the written consent of the Sublessor, nor to suffer any holes to be made or drilled in the outside stone or brick work, nor to suffer any signs to be placed upon the building except such as the Sublessor shall in writing approve.

     (f) [Not to Assign.] Not to assign, underlet, or part with the possession of the whole or any part of the demised premises without first obtaining the written consent of the Sublessor.

     (g) [To Permit Sublessor to Enter.] That the Sublessor at all seasonable times may enter to view the premises and to make repairs which the Sublessor may see fit to make, or to show the premises to persons who may wish to Sublease or buy, and that during two (2) months next preceding the expiration of the term he will permit the Sublessor to place and keep upon the front of the building a notice that the premises are for rent or for sale.

     (h) [To Yield up Premises.] That at the expiration of the said term the Sublessee will peaceably yield up to the Sublessor or those having his estate therein the premises and all erections and additions made upon the same, in good repair in all respects, reasonable use and wear and damage by fire and other unavoidable casualties excepted, as the same now are or may be put in by the Sublessor.

     (i) [Assent Not Waiver of Future Breach of Covenants.] That no assent express or implied, by the Sublessor to any breach of any of the Sublessee's covenants, shall be deemed to be a waiver of any succeeding breach of the same covenant.

     3. [Quiet Enjoyment.] Sublessor shall furnish Sublessee with the quiet and peaceful possession and enjoyment of said Premises during the Sublease term, so long as the Sublessee shall comply herewith, without any manner of hindrance from the Sublessor.

     4. [Termination of Demise or Suspension of Rent in Case of Fire, etc.] Provided, also, that in case the demised premises or any part thereof shall at any time during the said term be destroyed or damaged by fire or other unavoidable casualty so as to be unfit for occupancy and use, and so that the premises cannot be rebuilt or restored by the Sublessor within Sixty (60) days thereafter, then and in that case this demise shall determine; but if the premises can be rebuilt or restored within Sixty (60) days, the Sublessor will at his own expense and with due diligence so rebuild or restore the premises, and a just and proportionate part of the rents hereby reserved shall be paid by the Sublessee until the premises shall have been so rebuilt or restored.

     5.  [Termination  of  Demise  or  Suspension  of Rent in Case of  Taking by
Eminent Domain.] Provided, also, that in case the whole or any part of the premises hereby demised shall be taken by the city of Spokane, the county of Spokane, state of Washington, or any other public authority for any public use, then this demise shall determine (if only a part is taken, at the election of the Sublessee) from the time when possession of the whole or of the part so taken shall be required for such public use, and the rents, properly apportioned, shall be paid up to that time; and the Sublessee (whether he elects that this demise shall so determine or not) shall not claim or be entitled to any part of the award to be made for damages for such taking for public use; and such taking shall not be deemed a breach of the Sublessor's covenant for quiet enjoyment hereinbefore contained: (Provided, further, that if the Sublessee shall not so elect that this demise shall determine, the obligations and liabilities of the Sublessee upon his covenants hereinbefore contained shall continue in all respects notwithstanding such taking for public use.)

     6. [Default of Sublessee and Payment of Attorney's Fees]

     (a) [Forfeiture and Reentry] If any rent shall remain unpaid for more than ten (10) days after same is due and payable, of if Sublessee shall violate or default in its performance of any other agreement, condition or stipulation herein, and such violation or default shall continue for thirty (30) days after written notice by Sublessor to Sublessee of such violation of default, then without prejudice to any other remedies which Sublessor might have, Sublessor may, at its election declare this Sublease forfeited and the Sublease term ended, and reenter the Premises, with or without process of law, and remove all persons or chattels there from.

     (b) [Sublessee Still Liable for Rent] Sublessor shall not be liable for damages by reasons of such reentry but, not withstanding such reentry by Sublessor, the liability of Sublessee for the Rent provided for herein shall not be extinguished for the balance of the Sublease term, and Sublessee aggress to make good to Sublessor any deficiency arising from a reentry and reletting of the Premises at lesser rent and other charges herein reserved and Sublessee shall pay such deficiencies each month as the amount thereof is ascertained by Sublessor.

     (c) [Sublessor may Relet] In case of such reentry, Sublessor may relet the Premises upon such terms as it sees fit and for a term which may expire before or after the expiration date of this Sublease.

     (d) [Attorney's Fees] Each party hereunder agrees to pay to the prevailing party all fees incurred by Sublessor or Sublessee to enforce the provisions of this Sublease, or the collection of rent due Sublessor hereunder, or in any suit or action instituted by Sublessee or a third party in which Sublessor must participate in order to enforce the provisions of this Sublease.

     7. [Sublessor's Liability] Sublessor shall not be liable to Sublessee or to Sublessee's employees, agents or visitors, or to any other person whomsoever for any injury to person or damage to or loss of property on or about the Premises caused by the act, negligence or misconduct of Sublessee, its employees, subtenants, or licensees, or of any other person entering the Premises under express or implied invitation of Sublessee, or arising out of the use of the Premises by Sublessee and the conduct of its business therein, or arising out of any breach or default by Sublessee in the performance of its obligations hereunder.

     (a) [Sublessee's Indemnification Inapplicable to Sublessor's Gross Negligence] Sublessee's indemnify and hold harmless agreements shall not apply to injuries to persons or damages to property arising from failure of Sublessor to perform its obligations hereunder nor from gross negligence of Sublessor or its agents.

     (b) [Events Beyond Sublessor's Control] Sublessor shall not be deemed in default with respect to the performance of any of the terms, conditions and covenants of this Sublease, if Sublessor's failure to perform shall be due to any strike, lockout, civil commotion, war-like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental control or regulations, inability to obtain any material, service or financing, through Act of God or other cause beyond the control of the Sublessor, providing such cause is not due to the willful act or gross negligence of the Sublessor.

     8. [Miscellaneous]

     (a) [Surrender of Sublease] The surrender of this Sublease by Sublessee, or a mutual termination thereof, shall not work as a merger and may, at the option of Sublessor, terminate any or all existing subSubleases or concessions, or may operate as an assignment to it of any or all subSubleases or concessions, if Sublessor so elects.

     (b) [Successors and Assigns] All the provisions of this Sublease shall be binding upon and inure to the benefit of and shall apply to their respective heirs, successors, assigns and legal representatives of Sublessor and Sublessee, respectively.

     (c) [Notices] All notices in this Sublease shall be given by either party hereto to the other shall be deemed to have been given when made in writing and deposited in the United States Mail, certified and postage prepaid, return receipted requested, or hand delivered, to the following address:

      TO SUBLESSOR:        Dr. Tom Walsh
                           Walsh & Associates
                           516 W. Sprague Ave.
                           Spokane, WA 99201

      TO SUBLESSEE:        HISTORICAL AUTOGRAPHS U.S.A., INC.
                           516 W. Sprague Ave.
                           Spokane, WA 99201

     Said parties have hereunto set their hands and seals, or caused these presents to be signed by their corporate officers and caused their corporate seals to be hereto affixed, the day and year first above written. This Sublease may be accomplished in counterparts.

SUBLESSOR:                                  SUBLESSEE:
WALSH & ASSOCIATES                          HISTORICAL AUTOGRAPHS U.S.A., INC.


By:      s/s Tom Walsh                      By:      s/s Ray Kuh
   ---------------------------------           ---------------------------------


Title:   Proprietor                         Title:   President
      ------------------------------              ------------------------------

                               RENEWAL OF SUBLEASE


     THIS AGREEMENT made this 30TH day of MARCH, 2001, between WALSH & ASSOCIATES, (hereinafter "Sublessor"), and HISTORICAL AUTOGRAPHS U.S.A., INC., a corporation organized and existing under the laws of the state of Nevada, (hereinafter "Sublessee").

     WHEREAS, SubSublessor and SubSublessee are the parties to a Lease dated March 15th, 1999, (hereinafter "Base Lease"), by which Sublessor has leased to Sublessee those certain premises located at 516 West Sprague containing approximately 1,250 square feet and more specifically described as follows:

           The West 1/2 of the South 79.53 feet of Lot Three (3) in Block Twenty (20) of RESURVEY AND ADDITION TO SPOKANE FALLS.

     And WHEREAS, the parties desire to renew said Lease under the terms provided herein.

     1. Sublessor shall demise the premises to Sublessee for an additional period of ONE (1) year(s) commencing APRIL 1ST, 2001, and terminating MARCH 31ST, 2002.

     2. Except as modified herein, Sublessee shall be bound by all the terms and conditions contained in the Base Lease, between the parties, which Lease by this reference is made a part of hereof.

     3. Modifications: Base Lease shall be modified as follows (numbers refer to sections in Base Lease):

          1. [Demise, Term, and Rent]

          RENTAL SCHEDULE                             MONTHLY AMOUNT
          ---------------                             --------------
          4/1/01 THROUGH 3/31/02                      $300.00/per month

     IN WITNESS WHEREOF, the parties have executed this Renewal of Lease the day and year first above written. This Lease renewal may be accomplished in counterparts.

LESEE:                                      SUBLESSOR:
WALSH & ASSOCIATES                          HISTORICAL AUTOGRAPHS U.S.A., INC.


By:      s/s Tom Walsh                      By:      s/s Ray Kuh
   -------------------------------             ---------------------------------


Title:   PROPRIETOR                         Title:   PRESIDENT
      ----------------------------                ------------------------------

Exhibit 10.3

InterLink
Internet Services

                                   NWAdvantage
                               Technologies, inc.
                  418 E. Pacific Avenue, Spokane, WA 99202-1456
           509.455.3443 - Fax 509.744.9766 - Toll Free 1.888.589.5030

                                Account Agreement

Customer Information:

Company:____________________________________   __ Win 95/98   __ Win NT   __ MAC

Name:___________________________________________________________________________

Address:________________________________________________________________________

City:_____________________________    State:_________________    Zip:___________

Work Phone: (___) ___-_____   Home Phone: (___) ___-______  Fax: (___) ___-_____

Contract Specifications:

Payment Information:

  I prefer to pay for all charges and fees associated with my account by the following method:

  ___ Check (Setup & 1st month charges are enclosed)
  * Monthly charges & fees will be billed on monthly basis and are due and payable as outlined in service agreement.

  ___ Credit card
  * Monthly charges & fees will be charged to Credit Card on or about 1st of the month as outlined in service agreement.

     ___ VISA              ____ MasterCard         CARD NO.
     ___ American Express  ____ Discover           EXP. DATE

I hereby authorize NW Advantage to charge my credit card for all charges and fees associated with my account.

Signature:  X____________________________ Name on Card__________________________

Recurring Fees       Setup Fees                    1.  OFFICE US ONLY
                                                       --------------
_________ $_____     _________ $______   User ID:_____________  PSWD:___________
_________ $_____     _________ $______
_________ $_____     _________ $______   E-mail:______________  PSWD:___________

 Discount $_____     Total Due $______   E-mail:______________  PSWD:___________

Total Monthly Fees $_______              E-mail:______________  PSWD:___________
Next payment Due_____________

           SERVICE AGREEMENT             E-mail:______________  PSWD:___________

NOTE: Northwest Advantage Technologies/ E-mail:______________ PSWD:___________ InterLink Services reserves the right
to terminate service at any time         E-mail:______________  PSWD:___________
without refund for any reason.

By signing below, the person(s) named    Domain:________________________________
on this account shall agree to the terms
and conditions outlined above and on     FTP ID:______________  PSWD:___________
reverse.

Read the ACCOUNT TERMS & CONDITIONS on
reverse.                                 Mail Server:___________________________
Signed: X   s/Ray Kuh  Date:  _________
      ----------------

                          Account Terms and Conditions
Rev. 8/00
                            Effective August 21, 2000
    (These Terms and conditions supercede all previous terms and conditions)

GENERAL TERMS & CONDITIONS (ALL ACCOUNT TYPES)

1. I acknowledge and agree to abide by the Terms and Conditions of this service agreement provided by Northwest Advantage. I agree to pay for the services I select according to the billing policies currently in effect for Interlink Advantage. I understand and acknowledge that these rates are subject to change without notice.

2. All accounts are prepaid and due on the first day of the month. If Interlink Advantage does not receive my payment when my account is due, my account will be subject to termination. Termination of my account does not remove any obligation to pay for services rendered, and charges incurred up to the date of the termination. In addition, I will be liable for all costs incurred by Interlink Advantage in conjunction with the collection of my account.

3. Interlink Advantage makes no warranties of any kind, whether expressed or implied, including any implied warranty of merchantability or fitness of these services for any particular purpose. Interlink Advantage takes no responsibility for any damages suffered by me including loss of data from delays, non-deliveries, missed deliveries, or service interruptions, even if caused by Interlink Advantage negligence or errors and/or omissions.

4. Interlink Advantages' services may be used for lawful purposes only. Transmission of material in violation of any United States or State law or regulation is prohibited and is my responsibility. This includes, but not limited to: copyrighted materials, threatening or obscene material, or material protected by trade secret.

5. At the discretion of Northwest Advantage, my account may be revoked at any time. Unused credit or payments will be refunded on a pro-rated basis. If it is determined that I am participating in an illegal activity, I acknowledge that Interlink Advantage will notify the proper law enforcement authorities.

6. I may cancel my account at any time with written notice. The $20.00 set-up fee is non-refundable. Refund for unused time will be calculated as follows:
Time used will be charged at the standard monthly rate (no discounts). Refunds will equal the amount prepaid minus time used (at the standard rate). I agree to pay for any additional charges resulting from my usage up to and including the day of my cancellation.

7. Interlink Advantage specifically denies any responsibility for accuracy or quality of any information obtained through the use of Interlink Advantage' services. Any information I obtain through these services I use at my own risk.

8. Interlink Advantage may list my contact information in relevant directories, but will not disclose my personal information except as needed to conduct business.

9. If I connect to any other organizations or services or networks, using Interlink Advantage facilities, I am also subject to their respective usage policies and/or permission.

10. I agree to notify Interlink Advantage in writing of any changes in my personal account including address and phone number.

11. Technical support is limited to phone or e-mail support. On-site setup and support will be billed at our normal hourly rate. Technical support intended for assistance setting up and using the services being purchased. Assistance for specific software package will not be provided.

12. The Terms and Conditions are subject to change without written notice. A copy of the current Terms and Conditions will be available on either the Interlink Advantage' systems, or available by request. The continuing use of my account after new policies have gone into effect, will constitute my agreement to abide by the said policies. I acknowledge my responsibility to check the policy statement on a regular basis.

13.  These  Terms  and   Conditions   supersede   all  previous   agreements  or
understandings.

INTERNET ACCESS ACCOUNT TERMS AND CONDITIONS

Interlink Advantage agrees to provide, and Client agrees to receive, Internet Access services according to the following terms and conditions. Interlink Advantage reserves the right to change these terms at any time and for any reason with or without notice.

1. Interlink Advantage agrees to provide access to the Internet through the use of systems capable of up to 56K connection speeds. Interlink Advtange makes no guarantees and assumes no responsibility as to the speed at which the client's computer can connect.

2. UserNames are for use of the subscriber and immediate family only. Sharing of UserName with others is not allowed and will result in the cancellation of account.

3. Using my account to provide Internet service to other users, whether for profit or not is strictly prohibited and will result in the termination of my account.

4. Time used over the maximum monthly limit provided for in this account will be billed at the rate of $.50 per hour.

5. Users understand that delays in connecting may be experienced during the peak hours of 6 pm and 12 midnight. Usage will be monitored at peak times, and users inactive for 15 minutes will be logged off. Using artificial means to keep my line in use is prohibited. This includes pinging, mail checking, or any other means of using my account in an unattended manner. I will get one warning, and after that, continued abuse of my account will result in termination. If I need a dedicated line I will contact Northwest Advantage.

6. Disk space for my Internet Access account is limited to five (5) megabytes per user. Additional space may be rented as necessary. Personal web pages may not contain a solicitation or advertisement for any product and/or service. Interlink Advantage sells business web page space for that purpose.

7. Certain materials available on Interlink Advantage systems are copyrighted materials. I agree not to publish or make available in any manner, any copyrighted material.

8. Interlink Advantage is not liable for protection or privacy of electronic mail or other information transferred through the Internet or any other network Interlink Advantage or its customers may utilize.

9. Use of distribution lists via unsolicited electronic mail or other mass electronic mailings is strictly prohibited. Interlink Advantage reserves the right to deactivate the Client's Internet Access account(s) upon an indication of such activity. Client hereby agrees to indemnify and hold harmless Interlink Advantage from any claim resulting from the Client's or another party's use of electronic mail service(s) on the Client's Internet Access account(s).

10. The Terms and Conditions are subject to change without written notice. A copy of the current Terms and Conditions will be available on either the Interlink Advantage' system, or available by request. The continuing use of my account after new policies have gone into effect, will constitute my agreement to abide by the said policies. I acknowledge my responsibility to check the policy statement on a regular basis.

DOMAIN HOSTING ACCOUNT TERMS AND CONDITIONS

Interlink Advantage agrees to provide, and Client agrees to receive, access to the Domain Hosting services according to the following terms and conditions. Interlink Advantage reserves the right to change these terms at any time and for any reason with or without notice.

1. Client will use the Domain Hosting services in a manner consistent with any and all applicable laws of the State of Washington, Idaho, Montana and the US Federal Government.

2. Interlink Advantage reserves the right, in its sole discretion, to deactivate the Client's Domain Hosting account(s) upon an indication of credit problems including delinquent payments.

3. Interlink Advantage is not responsible for any damages arising from Client's use of Interlink Advantage or by Client's inability to use the Domain Hosting services for any reason.

4. INTERLINK ADVANTAGE'S SERVICE IS PROVIDED ON AN "AS IS, AS AVAILABLE" BASIS. INTERLINK ADVANTAGE GIVES NO WARRANTY, EXPRESSED OR IMPLIED, FOR THE DOMAIN HOSTING SERVICES PROVIDED, INCLUDING, WITHOUT LIMITATION, WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE. THIS NO WARRANTY EXPRESSLY INCLUDES ANY REIMBURSEMENT FOR LOSSES OF INCOME DUE TO DISRUPTION OF SERVICE BY INTERLINK ADVANTAGE BEYOND THE FEES PAID BY CLIENT TO INTERLINK ADVANTAGE FOR SERVICES.

5. While Interlink Advantage shall make every reasonable effort to protect and backup data for Client on a regular basis, Interlink Advantage is not responsible for Client's files residing on Interlink Advantage systems. Client is solely responsible for independent backup of data stored on Interlink Advantage servers.

6. Technical support is limited to phone or e-mail support. On-site setup and support will be billed at our normal hourly rate. Technical support intended for assistance setting up and using the services being purchased. Assistance for specific software package will not be provided.

7. CLIENT HEREBY AGREES THAT ANY MATERIAL SUBMITTED FOR PUBLICATION ON NW INTERLINK ADVANTAGE SERVERS THROUGH CLIENT'S ACCOUNT(S) WILL NOT VIOLATE OR INFRINGE ANY COPYRIGHT, TRADEMARK, PATENT, STATUTORY, COMMON LAW OR PROPRIETARY RIGHTS OF OTHERS, OR CONTAIN ANYTHING LIBELOUS OR HARMFUL. ANY POTENTIALLY ILLEGAL ACTIVITY MAY BE DEACTIVATED WITHOUT WARNING BY NW INTERLINK ADVANTAGE. CLIENT HEREBY AGREES TO INDEMNIFY AND HOLD NW INTERLINK ADVANTAGE HARMLESS FOR ANY CLAIM RESULTING FROM THE SUBMISSION OF ILLEGAL MATERIALS.

8. CLIENT  HEREBY  AGREES THAT ANY  MATERIAL  SUBMITTED  FOR  PUBLICATION  ON NW
INTERLINK ADVANTAGE SERVERS THROUGH CLIENT'S ACCOUNT(S) WILL NOT CONTAIN ANYTHING SUCH AS, BUT NOT LIMITED TO, PORNOGRAPHY, OBSCENITY, NUDITY, VIOLATIONS OF PRIVACY, COMPUTER VIRUSES AND ANY HARASSING AND OR HARMFUL MATERIALS OR USES, WHICH ARE CONSIDERED TO BE ABUSIVE AND UNETHICAL USES OF THE DOMAIN HOSTING PRODUCT(S) OR THE HOST SERVER(S). CLIENT HEREBY AGREES TO INDEMNIFY AND HOLD NW INTERLINK ADVANTAGE HARMLESS FROM ANY CLAIM RESULTING FROM YOUR PUBLICATION OF MATERIALS OR YOUR USE OF THOSE MATERIALS. INTERLINK ADVANTAGE MAY OR MAY NOT GIVE NOTICE BEFORE DEACTIVATING THE USE OF AN ACCOUNT(S) WHICH INTERLINK ADVANTAGE DECIDES IS AN ABUSIVE OR UNETHICAL USE OF THE DOMAIN HOSTING ACCOUNT(S) OR HOST SERVER(S), OR DEEMED A VIOLATION OF THE TERMS OF SERVICE.

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9.  Due to the  public  nature  of  the  Internet,  all  information  should  be considered publicly accessible, and important or private information should be treated carefully. Interlink Advantage is not liable for protection or privacy of electronic mail or other information transferred through the Internet or any other network Interlink Advantage or its customers may utilize.

10. Use of distribution lists via unsolicited electronic mail or other mass electronic mailings is strictly prohibited. Interlink Advantage reserves the right to deactivate the Client's Domain Hosting account(s) upon an indication of such activity. Client hereby agrees to indemnify and hold harmless Interlink Advantage from any claim resulting from the Client's or another party's use of electronic mail service(s) on the Client's Domain Hosting account(s).

11. In the event that if becomes necessary to refer any dispute to an attorney or resolve it in a court of law, the prevailing party will be entitled to an award of reasonable attorney's fees and all costs associated with any legal action, whether or not a suit shall actually be filed.

12. Interlink Advantage maintains control and any ownership of any and all IP numbers and addresses that may be assigned to the Client and reserves in its sole discretion the right to change or remove any and all IP numbers and addresses.

BILLING POLICIES

1. Setup Charges and Recurring Monthly Fees - All Interlink Advantage accounts have a setup fee. The monthly recurring charge varies for each type of account. Setup of your account begins upon receipt of the setup authorization and/or receipt of first month's payment and setup fees. You will be provided with login information usually within 2 to 3 working days from receipt of payment. The first Billing Statement you receive after your account is setup will be for the first month's pro-rated charges to the end of that month. This pro-rated invoice is generally sent along with your configuration information. All future payments after the pro-rated invoice are due in our offices on the first day of the month. Prices are subject to changes in our costs, but are guaranteed through your paid billing period.

2. Payment method - Accounts may be paid by VISA, MasterCard, American Express, Discover Card, Money Order and Personal or Company checks drawn on US Funds. All invoices and billing statements are mailed monthly, quarterly, semi-annually or annually (per your account type) at the beginning of the payment period. Billing Statements are sent via US Mail on or around the 10th of each month. Payments are due in our offices no later than the due date shown on the Billing Statement/Invoice regardless of when the invoice is sent to you.

3. Cancellation - Satisfaction is guaranteed. The client may cancel his/her account at any time with 30 days prior written notice. Upon written notice of cancellation, Interlink Advantage will terminate their account(s) beginning on the 1st of the next month or billing period, unless otherwise specified in writing by Client. If the service is canceled within the first 30 days because we have not met your expectations, the entire first month fees, excluding any and all setup fees will be returned. Our guarantee is to assure that we will meet your expectations or your money back. NOTE: The transfer of the domain name(s) from Interlink Advantage does not imply cancellation of hosting services, nor does it remove you from any obligations for hosting service provided after the date of transfer.

4. Late payments - Payment for all regular monthly invoices are due in our offices on the first of each month, REGARDLESS of when the invoice is sent to you. We allow a grace period until the 5th of each month. If payments are not received in our offices within 5 days of their due date, a $5 late fee will AUTOMATICALLY be assessed to your account. If payments are not received in our offices within 10 days of their due date your account will be AUTOMATICALLY deactivated. There is a $10 reactivation fee, in addition to the $5 late fee. If you chose not to reactivate your account you are still responsible for the 10 days of service you received and any outstanding balance on your account including the late fees. Interlink Advantage highly recommends that you consider automatic credit card billing to avoid late fees or deactivation, or placing a month's deposit on account with us so that your account is always current.

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5. Pro-Rated charges - Upon completion of your service setup, you will be mailed your account information with the UserName(s) and Password(s) needed to access your account(s) and setup instructions. If you did not pre-pay your account at signup, a pro-rated bill will be mailed separately to cover your first partial month's service plus a setup fee. New accounts not paid within ten
(10) days will be terminated. From then on your account is due on the first of the month.

6. Returned checks - A returned check charge of no less than $20.00 shall be applied to the account. Interlink Advantage reserves the right to suspend or terminate my account, without notice, in the event of a returned check.

7. Collection - Interlink Advantage reserves the right to pursue any and all legal means necessary in obtaining payment on delinquent accounts, including, but not limited to their use of third party collection agencies. Termination of your account does not remove your obligation to pay for services rendered, and charges incurred up to the date of the termination. In addition, client will be liable for all costs incurred by Interlink Advantage in conjunction with the collection of their account.


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